UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021.

_______________

Commission File Number: 001-39071

ADC Therapeutics SA

(Exact name of registrant as specified in its charter)

Biopôle

Route de la Corniche 3B

1066 Epalinges

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On April 23, 2021, the U.S. Food and Drug Administration (the “FDA”) approved Zynlonta (loncastuximab tesirine-lpyl) for the treatment of adult patients with relapsed or refractory large B-cell lymphoma after two or more lines of systemic therapy, including diffuse large B-cell lymphoma (“DLBCL”) not otherwise specified, DLBCL arising from low grade lymphoma and high-grade B-cell lymphoma. On May 17, 2021, we received the second disbursement of USD 50.0 million under the Facility Agreement with Deerfield Partners, L.P. and certain of its associates (the “Facility Agreement”) and issued to Deerfield Partners, L.P. and certain of its associates USD 50.0 million aggregate principal amount of senior secured convertible notes.

We are providing in this Report on Form 6-K the following disclosure to supplement and update the risk factors described in “Item 3. Key Information—D. Risk Factors” of our Annual Report on Form 20-F for the year ended December 31, 2020 (the “Annual Report”). The following risk factor disclosure should be read in conjunction with our Annual Report and our other documents filed with the Securities and Exchange Commission.

Unless otherwise indicated or the context otherwise requires, all references in this Report on Form 6-K to “ADC Therapeutics,” “ADCT,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to ADC Therapeutics SA and its consolidated subsidiaries.

RISK FACTORS

Our business faces significant risks and uncertainties. You should carefully consider all of the information set forth in this Report on Form 6-K, in our Annual Report and in other documents we file with or furnish to the Securities and Exchange Commission (the “SEC”), including the following risk factors, before deciding to invest in or to maintain an investment in our securities. Our business, as well as our reputation, financial condition, results of operations, and share price, could be materially adversely affected by any of these risks, as well as other risks and uncertainties not currently known to us or not currently considered material.

Risk Factors Summary

Our ability to implement our business strategy is subject to numerous risks, as more fully described in this Report on Form 6-K, our Annual Report and our other documents filed with the SEC. These risks include, among others:

•	We have incurred substantial net losses since our inception, expect to continue to incur losses for the foreseeable future and may never achieve or sustain profitability.

•	The Facility Agreement and the associated restrictive covenants thereunder could adversely affect our financial condition and restrict our ability to raise capital.

•	We have concentrated our research and development efforts on pyrrolobenzodiazepine (“PBD”)-based antibody drug conjugates (“ADCs”), and our future success depends heavily on the successful development of this therapeutic approach.

•	In the past, certain of our clinical trials, including our pivotal Phase 2 clinical trial of Cami for the treatment of relapsed or refractory Hodgkin lymphoma (“HL”), have been subject to clinical holds prior to the dosing of the first patient and partial clinical holds after the dosing of the first patient. A clinical hold on any of our clinical trials will result in delays of our clinical development and commercialization timelines.

•	Our products and product candidates may cause undesirable side effects or have other properties that may impair their development or regulatory approval or limit their commercial potential.

•	The regulatory review and approval processes of the FDA, the European Medicines Agency (“EMA”) and comparable regulatory authorities in other jurisdictions are lengthy, time-consuming and inherently unpredictable. If we are unable to obtain, or if there are delays in obtaining, regulatory approval for our product candidates, our ability to commercialize them and generate revenue will be materially impaired.

•	We are required to comply with comprehensive and ongoing regulatory requirements for products that receive regulatory approval, including conducting confirmatory clinical trials of products that receive accelerated approval.

•	We have limited experience as a commercial company. If we do not successfully commercialize our products, our financial results and prospects may be substantially harmed.

•	Our commercial success depends upon attaining significant market acceptance of our products among physicians, patients, patient advocacy groups, third-party payors and the medical community.

•	We face substantial competition, which may result in others discovering, developing or commercializing products, treatment methods or technologies before or more successfully than we do.

•	We rely on third parties to conduct preclinical studies and clinical trials of our products and product candidates. If they do not properly and successfully perform their obligations to us, we may not be able to maintain regulatory approvals for our products or obtain regulatory approvals for our product candidates.

•	We rely on third parties for the manufacture, production, storage and distribution of our products and product candidates. Our dependence on these third parties may impair the clinical advancement and commercialization of our products and product candidates.

•	If we are unable to obtain, maintain or protect our intellectual property rights in any products or technologies we develop, or if the scope of the intellectual property protection obtained is not sufficiently broad, third parties could develop and commercialize products and technology similar or identical to ours, and we may not be able to compete effectively in our market.

•	Our business could be adversely affected by the effects of health epidemics, including the COVID-19 pandemic, in regions where we or third parties on which we rely have significant manufacturing facilities, concentrations of clinical trial sites or other business operations.

Risks Related to Our Financial Position and Capital Requirements

We have incurred substantial net losses since our inception, expect to continue to incur losses for the foreseeable future and may never achieve or sustain profitability.

We have incurred substantial net losses since our inception and expect to continue to incur losses for the foreseeable future. As of March 31, 2021, we had accumulated losses of USD 746.4 million. We expect to continue to incur net losses for the foreseeable future as we continue to devote substantial resources to research and development, in particular to further develop Zynlonta in additional indications, to advance our current product candidates to application for regulatory approval and to discover additional product candidates. In addition, we expect to devote increasing and substantial resources to manufacturing and selling and marketing efforts for Zynlonta and any other approved products. The size of our future net losses will depend, in part, on the rate of growth of our expenses and of our revenue, and our net losses may fluctuate significantly from quarter to quarter and from year to year. We may encounter unforeseen expenses, difficulties, complications, delays and unknown factors that may adversely affect our business. For example, if we are required by the FDA, the EMA or any comparable regulatory authority in other jurisdictions to perform preclinical studies or clinical trials in addition to those we currently expect to conduct, if there are any delays or complications in completing such studies or clinical trials, if there are any delays in regulatory submissions, or if there are any complications manufacturing our products and products candidates, we could face delays to our development and commercialization timelines and incur additional expenses. We cannot accurately predict the effectiveness of our commercialization efforts for, or the degree of market acceptance or coverage and reimbursement of, Zynlonta, and thus cannot predict the growth of our revenue.

Because of the numerous risks and uncertainties associated with biotechnology product development and commercialization, we are unable to accurately predict whether and when we will achieve profitability. Even if we achieve profitability, we may not be able to sustain profitability in subsequent periods. Our failure to achieve or sustain profitability would depress our market value and could impair our ability to execute our business plan, raise capital, develop additional products and product candidates or continue our operations.

We may need to raise additional capital to fund our existing operations, further develop our products and product candidates, commercialize our products and expand our operations.

Since our inception, we have used substantial amounts of cash. The research and development as well as the commercialization of biotechnology products is capital intensive and we expect that we will continue to expend substantial resources for the foreseeable future to develop and commercialize our current and future products and product candidates. We may also raise capital to expand our business and pursue strategic investments, to take advantage of financing opportunities or for other reasons.

To date, we have financed our operations primarily through equity and convertible debt financings. As of March 31, 2021, we had USD 383.1 million in cash and cash equivalents. We believe that we have sufficient financial resources available to fund our projected operating requirements for at least the next twelve months. However, our present and future capital requirements, both in the near- and long-term, depend on many factors that we cannot accurately predict, some of which are beyond our control, including:

•	our ability to successfully commercialize Zynlonta and any other approved products, including fulfilling any post-marketing requirements, the degree of market acceptance of such products, the rate and progress in establishing coverage and reimbursement arrangements with commercial third-party payors and government payors for such products and the amount of revenue we generate from commercializing such products;

•	the outcome, timing and costs of obtaining regulatory approvals for Zynlonta in additional indications and for our product candidates if the requisite clinical trials are successful;

•	the labeling of our approved products and the size of the markets for approved indications in territories in which we receive regulatory approval;

•	the progress, results and costs of our preclinical studies and clinical trials (including early-stage, pivotal and confirmatory clinical trials) of our products and product candidates;

•	the scope, progress, results and costs of researching and developing additional product candidates in our research pipeline;

•	the costs of outsourced manufacturing of our products and product candidates, which are complex biological molecules, for clinical trials, regulatory submissions and commercialization;

•	the timing and costs of commercialization activities for our products, including expanding our sales and marketing capabilities or establishing marketing and distribution relationships with third parties, and engaging in the marketing, sale and distribution of our products;

•	our ability to maintain and establish collaboration, licensing or other arrangements and the financial terms of such agreements;

•	the costs involved in preparing, filing, prosecuting, maintaining, protecting and enforcing our intellectual property rights and claims, including any litigation costs and the outcome of such litigation;

•	the costs associated with potential product liability claims, including the costs associated with obtaining insurance against such claims and with defending against such claims;

•	the timing and amount of milestone and royalty payments we receive under our collaboration agreements, if any;

•	the costs involved in maintaining and improving the technology we use in our products and product candidates;

•	our efforts to enhance operational systems and hire additional personnel, including personnel to support the development and commercialization of our products and product candidates and to satisfy our obligations as a public company;

•	the effect of competing technological and market developments; and

•	the types of available sources of private or public market financing.

We do not have any committed external source of funds, and additional funds may not be available when we need them or on terms that are acceptable to us. Our ability to raise additional funds will depend on financial, economic and market conditions and other factors, over which we may have no or limited control. In addition, market volatility resulting from the COVID-19 pandemic and other factors could also adversely impact our ability to access capital as and when needed. Further, as a Swiss company, we have less flexibility to raise capital, particularly in a quick and efficient manner, as compared to U.S. companies. See “Risks Related to Our Common Shares—Our shareholders enjoy certain rights that may limit our flexibility to raise capital, issue dividends and otherwise manage ongoing capital needs.” In addition, the terms of the Facility Agreement, and the senior secured convertible notes issued and issuable thereunder, will further impede our ability to raise capital. See “Risks Related to Our Financial Position and Capital Requirements—The Facility Agreement and the associated restrictive covenants thereunder could adversely affect our financial condition and will restrict our ability to raise capital.” If adequate funds are not available to us on a timely basis or on terms acceptable to us, we may be required to delay, limit, reduce or terminate our research and development, commercialization or growth efforts.

We may seek additional capital through a variety of means, including through public and private equity offerings and debt financings, credit and loan facilities and additional collaborations. If we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of such equity or convertible debt securities may include liquidation or other preferences that are senior to or otherwise adversely affect your rights as a shareholder. If we raise additional capital through the sale of debt securities or through entering into credit or loan facilities, we may be restricted in our ability to take certain actions, such as incurring additional debt, making capital expenditures, acquiring or licensing intellectual property rights, declaring dividends or encumbering our assets to secure future indebtedness. Such restrictions could adversely impact our ability to conduct our operations and execute our business plan. If we raise additional capital through collaborations with third parties, we may be required to relinquish valuable rights to our intellectual property, products or product candidates or we may be required to grant licenses for our intellectual property, products or product candidates on unfavorable terms.

The Facility Agreement and the associated restrictive covenants thereunder could adversely affect our financial condition and restrict our ability to raise capital.

On April 24, 2020, we entered into the Facility Agreement with Deerfield Partners, L.P. and certain of its associates. The Facility Agreement contains various covenants, including a requirement to retain USD 50.0 million in deposit and securities accounts as of the end of each fiscal quarter. In addition, the Facility Agreement restricts our and the guarantors’ ability to, among other things, (i) declare or make any dividend payment, (ii) create or incur any lien on our assets beyond those outstanding on the date of the Facility Agreement and certain permitted licensing agreements, (iii) dispose of any assets or property, other than issuance and sale of common shares, certain financing transactions with respect to royalties on product sales, certain permitted licensing agreements and joint ventures (iv) incur any indebtedness, (v) make any investments (other than investments in permitted joint ventures and other permitted transactions), (vi) amend our organizational documents or any material agreements in a manner that would reasonably be expected to be materially adverse to the rights of the lenders or (vii) change our reporting practices or fiscal year, in each case, subject to exceptions set forth in the Facility Agreement. Furthermore, under the Facility Agreement, we are required to, among other things, (i) remain a reporting company and maintain the listing of our common shares on an eligible market, (ii) provide the lenders with information regarding any event of default or the occurrence of any material adverse event and (iii) publicly disclose material, nonpublic information that is provided to the lenders without their prior written consent. Subject to customary exceptions and exclusions, our obligations under the Facility Agreement are guaranteed by a perfected, first-priority security interest in substantially all of our personal property, including our intellectual property and the equity ownership interests directly and indirectly held by us in our wholly-owned subsidiaries and joint ventures. Compliance with such covenants and our indebtedness will result in the following, which could materially and adversely affect our business, financial condition and results of operations:

•	require us to dedicate a substantial portion of cash and cash equivalents to the payment of interest on, and principal of, the indebtedness, which will reduce the amounts available to fund working capital, capital expenditures, research and development efforts, commercialization efforts and other general corporate purposes;

•	oblige us to comply with negative covenants restricting our activities, including limitations on dispositions, mergers or acquisitions, encumbering our intellectual property, incurring indebtedness or liens, paying dividends, making investments and engaging in certain other business transactions;

•	limit our flexibility in planning for, or reacting to, changes in our business and our industry;

•	place us at a competitive disadvantage compared to our competitors who have less debt or competitors with comparable debt on more favorable terms; and

•	limit our ability to borrow additional amounts for working capital, capital expenditures, research and development efforts, commercialization efforts, acquisitions, debt service requirements, execution of our business strategy and other purposes, and otherwise restrict our financing options.

Furthermore, because the interests of the lenders may potentially differ from ours and from those of our shareholders, we may be unable to engage in transactions or other activities that may be beneficial to our shareholders. The covenants under the Facility Agreement could materially and adversely affect our business, financial condition and results of operations.

Upon the occurrence of a major transaction, as defined under the convertible notes, the holders of the convertible notes may elect to require us to redeem all or any portion of the notes for an amount equal to the principal amount thereof (in addition to accrued and unpaid interest, a make-whole amount and an exit charge). There can be no assurance that we will have sufficient capital to redeem such notes upon the occurrence of a major transaction.

Servicing our indebtedness requires a significant amount of cash. Our ability to repay the principal of, to pay interest on or to refinance our indebtedness depends on our future performance, which is subject to economic, financial, competitive and other factors, many of which are beyond our control. Our business may not generate cash flow from operations in the future sufficient to service our indebtedness. If we are unable to generate cash flow, we may be required to adopt one or more alternatives, such as restructuring debt or obtaining additional financing on terms that may be unfavorable to us or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at the time we seek to refinance such indebtedness. Our inability to satisfy our debt obligations could materially and adversely affect our financial position and results of operations.

A failure to comply with the conditions of the Facility Agreement or the convertible notes could result in an event of default. An event of default under the Facility Agreement includes, among other things, a failure to pay any amount due under the Facility Agreement or to issue common shares when required upon conversion of the convertible notes as well as the occurrence of a criminal proceeding, investigation or other similar government inquiry that could reasonably be expected to result in a material adverse effect. If we fail to comply with any of the covenants under our indebtedness and are unable to obtain a waiver or amendment, the lenders may, among other things, accelerate our outstanding indebtedness and exercise rights with respect to collateral securing our outstanding indebtedness, each of which could have an adverse effect on our business, financial condition and results of operations.

Any of these events could materially and adversely affect our business, financial condition and results of operations.

The senior secured convertible notes expose us to volatility in our statement of operations and to considerable non-cash charges.

The convertible loans extended under the Facility Agreement are accounted for as two separate components: a convertible loan and an embedded derivative conversion feature. The embedded derivative conversion feature is re-measured to fair value at each reporting date. Decreases in the life of the convertible loans pursuant to which the senior secured convertible notes are issued and decreases in our share price and its expected volatility will tend to reduce the fair value of the derivative and lead to gains in our Consolidated Statement of Operation. However, increases in our share price and its expected volatility will tend to increase the fair value of the derivative and lead to losses in our Consolidated Statement of Operation. As a result, our Consolidated Statement of Operation will be subject to volatility arising from factors beyond our direct control. We recorded a non-cash charge of USD 23.4 million associated with the increase in the fair value of the embedded derivative during the year ended December 31, 2020 for the first tranche of the convertible loans. We received the second tranche of the convertible loans on May 17, 2021, and thus expect the impact of the convertible loans on our Consolidated Statement of Operations to increase in future periods.

The convertible loan’s fair value was determined as the residual amount of the consideration received, net of attributable costs, after separating out the fair value of the embedded conversion feature. This residual amount represents the net present value of the future cash outflows associated with the convertible loan: (i) periodic interest at a rate of 5.95% per annum; (ii) repayment of the principal amount at redemption or at maturity; and (iii) payment of an exit charge equal to 2.0% on the principal amount of the convertible loans repaid or converted upon redemption or at maturity. As of December 31, 2020, for the first tranche of the convertible loans, we inferred an effective interest rate of approximately 23% from the net present value of the expected cash outflows, which will be applied over the life of the convertible loans and that will cause the initial carrying value of the convertible loans to increase through accretion of interest to the actual amounts of those expected cash outflows. We will incur significant non-cash interest charges in our Consolidated Statement of Operation as the effective interest rate was considerably higher than the nominal rate of 5.95%.

Our ability to use tax loss carryforwards in Switzerland may be limited.

As of December 31, 2020, we reported USD 613.2 million in tax loss carryforwards from previous financial years for Swiss corporate income tax purposes. Such tax loss carryforwards could, with certain limitations, be used to offset future taxable income. However, if not used, tax loss carryforwards expire seven years after the tax year in which they were incurred. Due to our limited income, there is a high risk that our tax loss carryforwards will expire in part or in their entirety and be unavailable to offset future taxable income for Swiss corporate income tax purposes.

Furthermore, any tax loss carryforwards that we report on our tax returns are subject to review and confirmation by the competent Swiss tax authorities in their tax assessment of the tax year for which the tax loss carryforwards are used to offset taxable income. Consequently, we are exposed to the risk that the Swiss tax authorities may not accept the reported tax loss carryforwards in part or in their entirety. Any limitations in our ability to use tax loss carryforwards to offset taxable income could adversely affect our financial condition.

Changes in tax laws or the interpretation of tax laws could have a material impact on our financial condition.

We are subject to standard cantonal taxation. The standard effective corporate tax rate in Epalinges, Canton of Vaud, can change from time to time. However, we expect that the standard combined (federal, cantonal, communal) effective corporate income tax rate, except for dividend income for which we could claim a participation exemption, for 2021 in Epalinges will be approximately 13.7%.

In addition, in view of the ongoing implementation of the OECD G20 Base Erosion and Profit Shifting Project and the European Union anti-avoidance tax package, the existing transfer pricing system and our intercompany relationships could be challenged by the competent tax authorities, resulting in additional taxes, interest and penalties in case of profit add-backs, non-deductible expenses or objections to the transfer pricing documentation. A focus area is the taxation and allocation of profits generated from intangibles where the DEMPE (Development, Enhancement, Maintenance, Protection and Exploitation) functions will become more relevant compared to the pure bearing of costs. This may impact the taxation of our group profits and may impact our effective tax rate. These and other changes in tax laws or the interpretation of tax laws could have a material adverse effect on our financial condition.

Exchange rate fluctuations may materially affect our results of operations and financial condition.

We operate internationally and are exposed to fluctuations in foreign exchange rates between the U.S. dollar and other currencies, particularly the British pound, the Euro and the Swiss franc. Our reporting currency is the U.S. dollar and, as a result, financial line items are converted into U.S. dollars at the applicable foreign exchange rates. As our business grows, we expect that at least some of our revenues and expenses will be denominated in currencies other than the U.S. dollar. Therefore, unfavorable developments in the value of the U.S. dollar relative to other relevant currencies could adversely affect our business and financial condition.

We are subject to risks related to the accounting treatment of our pension and other post-employment benefit plans.

We provide retirement benefits to our employees as required by Swiss law by means of a pension fund that is maintained by a life insurance company. The life insurance company operates a pension plan for all of our employees as a defined benefit plan under International Accounting Standard (“IAS”) 19. As of December 31, 2020, we reported an employee benefit obligation, before deduction of plan assets, of USD 11.8 million in accordance with IAS 19. The obligation represents our projected obligations towards current and future pensioners discounted at an annual rate of 0.2%. Under Swiss statutory rules and pursuant to our contract with the group life assurance provider, all risks including investment risk are fully covered. That said, no underfunding exists under Swiss law. The variance between Swiss statutory rules and International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) is apparent in many Swiss companies, and the IFRS obligation of our pension plan does not necessarily reflect a true payment obligation under Swiss law because Swiss law allows us to maintain flexibility to adjust benefit levels under the plans and we could use this flexibility to mitigate any liability. For more information, see note 3.9, “Significant accounting policies—Employee benefits” and note 20, “Pension obligations” within our audited Consolidated Financial Statements included elsewhere in our Annual Report. However, should the Swiss statutory rules at any time require a determination that our pension plan is significantly underfunded, we could be obliged to make additional contributions into the pension plan in addition to our obligation to make regular contributions as defined in the pension plan regulation. If such risk materializes, this could have a material adverse effect on our financial position or results of operations.

Risks Related to Research and Development

We have concentrated our research and development efforts on PBD-based ADCs, and our future success depends heavily on the successful development of this therapeutic approach.

Our product Zynlonta, our product candidates and our ADC research pipeline use next-generation PBD warheads, which have a different mechanism of action than warheads used in other ADCs. To our knowledge, Zynlonta is the only PBD-based ADC that is approved for sale in the United States and there is no PBD-based ADC that is approved for sale in the European Union. Given the novel nature of PBD technology and PBD-based ADCs for the treatment of cancer, any failures or setbacks involving PBD technology or PBD-based ADCs, whether developed by us or third parties, including adverse events, could have a detrimental impact on our products, product candidates and research pipeline. For example, we or another party may uncover a previously unknown risk associated with PBDs or other issues that could cause us to suspend or cease commercialization of our products, subject us to substantial liabilities, require us to abandon or redesign our products and product candidates, impair our ability to obtain and maintain regulatory approval, subject us to product liability claims and damage our reputation and business prospects.

Results from one preclinical study and clinical trial may not be predictive of results from other clinical trials.

Results from preclinical studies and early-stage clinical trials of a product candidate may not be predictive of results from late-stage clinical trials of that product candidate or of any other product or product candidate. In addition, positive and promising results from preclinical studies and clinical trials of a product or product candidate in one indication may not be predictive of results from clinical trials of that product or product candidate in other indications. Products and product candidate may fail to show the desired safety and efficacy traits despite having progressed through earlier studies or clinical trials and despite having progressed through studies or clinical trials in other indications. There may be significant differences between clinical trials, including differences in inclusion and exclusion criteria, efficacy endpoints, dosing regimen and statistical design. For example, despite it having progressed through preclinical studies and a Phase 1a clinical trial, in January 2020, we discontinued development of Zynlonta in combination with durvalumab for the treatment of relapsed or refractory DLBCL, mantle cell lymphoma (“MCL”) or follicular lymphoma (“FL”) because we determined that the combination did not demonstrate the necessary efficacy for further development.

Our product Zynlonta has received accelerated approval from the FDA on the basis of overall response rate (“ORR”) from our pivotal Phase 2 clinical trial for the treatment of relapsed or refractory DLBCL. However, there can be no assurance that our confirmatory clinical trial of Zynlonta in combination with rituximab for the treatment of relapsed or refractory DLBCL, or any clinical trial of Zynlonta in other indications, will produce similar results. Similarly, certain of our other product candidates are in late-stage clinical development, including pivotal clinical trials. However, there can be no assurance that such clinical trials, or any subsequent or confirmatory clinical trials, will produce similar results as prior clinical trials. Certain of our clinical trials utilize an “open-label” trial design, which may be susceptible to patient bias and investigator bias. Therefore, positive results observed in preclinical studies or clinical trials are not predictive of results from any other studies or clinical trials.

Preliminary interim or “top-line” data that we announce or publish from time to time may change as more data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may announce or publish preliminary interim or “top-line” data from clinical trials. Positive preliminary data may not be predictive of such trial’s subsequent or overall results. Preliminary data are subject to the risk that one or more of the outcomes may materially change as more data become available. Additionally, preliminary data are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Therefore, positive preliminary results in any ongoing clinical trial may not be predictive of such results in the completed trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully evaluate all data. As a result, preliminary data that we report may differ from future results from the same clinical trials, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, preliminary data should be viewed with caution until the final data are available. Material adverse changes in the final data compared to preliminary data could significantly harm our business prospects.

Delays in the commencement and completion of clinical trials could increase costs, delay or prevent regulatory approval of our product candidates and impair our ability to maintain regulatory approval of and to commercialize our products.

There can be no assurance that any clinical trials will be conducted as planned or completed on schedule, if at all. Clinical trials are subject to the numerous risks described in this “Risk Factors” section and in our other filings with the SEC, and a failure, delay or termination of one or more clinical trials can occur at any stage of the clinical trial process. Events that may prevent successful or timely commencement and completion of clinical trials include:

•	negative preclinical data;

•	delays in receiving the required regulatory clearance from the appropriate regulatory authorities to commence clinical trials or amend clinical trial protocols, including any objections to our investigational new drug applications (“INDs”) or protocol amendments from the FDA;

•	delays in reaching, or a failure to reach, a consensus with regulatory authorities on study design;

•	delays in reaching, or a failure to reach, an agreement on acceptable terms with prospective clinical research organizations (“CROs”) and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;

•	difficulties in obtaining required Institutional Review Board (“IRB”) or ethics committee approval at each clinical trial site;

•	challenges in recruiting and enrolling suitable patients that meet the study criteria to participate in clinical trials;

•	the inability to enroll a sufficient number of patients in clinical trials to ensure adequate statistical power to detect statistically significant treatment effects;

•	imposition of a clinical hold by regulatory authorities or IRBs for any reason, including safety concerns and non-compliance with regulatory requirements;

•	failure by CROs, other third parties or us to adhere to clinical trial requirements;

•	failure to perform in accordance with the FDA’s good clinical practices (“GCP”) or applicable regulatory guidelines in other jurisdictions;

•	the inability to manufacture adequate quantities of a product or a product candidate or other materials necessary in accordance with current Good Manufacturing Practices (“cGMPs”) to conduct clinical trials, including, for example, quality issues and delays in the testing, validation, manufacturing delays or failures at our CROs and delivery of the product or product candidate to the clinical trial sites;

•	lower than anticipated patient retention rates;

•	difficulties in maintaining contact with patients after treatment, resulting in incomplete data;

•	ambiguous or negative interim results;

•	our CROs or clinical trial sites failing to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, deviating from the protocol or dropping out of a clinical trial;

•	unforeseen safety issues, including occurrence of treatment emergent adverse events (“TEAEs”) associated with the product or product candidate that are viewed to outweigh its potential benefits;

•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;

•	lack of adequate funding to continue the clinical trial; or

•	delays and disruptions as a result of the COVID-19 pandemic.

Any delays in the commencement and completion of clinical trials could increase costs, delay or prevent regulatory approval of our product candidates and impair our ability to maintain regulatory approval of and to commercialize our products.

In the past, certain of our clinical trials, including our pivotal Phase 2 clinical trial of Cami for the treatment of relapsed or refractory HL, have been subject to clinical holds prior to the dosing of the first patient and partial clinical holds after the dosing of the first patient. We may be subject to clinical holds in the future, which would delay our clinical development and commercialization timelines.

In August and September 2017, in our Phase 1 clinical trial of Cami for the treatment of relapsed or refractory HL and NHL, we informed the FDA that two patients with HL were diagnosed with Guillain–Barré syndrome and one patient with HL was diagnosed with polyradiculopathy. The FDA issued a partial clinical hold on our clinical trial, pursuant to which we suspended the enrollment of new patients but continued the treatment of enrolled patients who would derive clinical benefit from continued treatment with Cami. We amended the clinical trial protocol and informed consent form to include, among other things, additional risk factors to patient screening, additional exclusion criteria and routine neurologic evaluation prior to and during the clinical trial to monitor the occurrence of Guillain–Barré syndrome. In January 2018, the FDA lifted the partial clinical hold without condition. In September 2018, we informed the FDA that two additional patients with HL were diagnosed with Guillain–Barré syndrome. We voluntarily suspended patient enrollment and undertook a detailed safety review of our clinical trial in accordance with our clinical trial protocol and submitted it to the FDA. Upon review, in October 2018, the FDA agreed that we could resume patient enrollment and made certain recommendations, including the expansion of the HL 30 μg/kg dose cohort by ten additional patients, the continued assessment of pharmacokinetics and regulatory T-cell profiles in the clinical trial and that we consult with the FDA regarding the decision of final dose selection before closing the 30 μg/kg dose cohort. We subsequently implemented the FDA’s recommendations.

In March 2020, in our pivotal Phase 2 clinical trial of Cami for the treatment of relapsed or refractory HL, two patients were diagnosed with Guillain–Barré syndrome. Pursuant to the clinical trial protocol, which included specific stopping rules for Guillain–Barré syndrome, we suspended enrollment of new patients in this clinical trial but continued to treat enrolled patients who could derive clinical benefit from continued treatment with Cami. Before we resumed enrollment pursuant to the recommendations of an independent data safety monitoring board (“DSMB”), on April 17, 2020, the FDA issued a partial clinical hold on this clinical trial. The FDA agreed that, pending its review, we could continue to treat enrolled patients, including patients with stable disease, who could derive clinical benefit from continued treatment with Cami. In May 2020, an additional patient was diagnosed with Guillain–Barré syndrome. At the FDA’s request, we submitted certain information, including an updated investigator’s brochure, an updated clinical trial protocol, the DSMB meeting minutes, an updated informed consent form, dose and exposure analysis for safety and response and an updated safety monitoring plan. In July 2020, the FDA lifted the partial clinical hold. There can be no assurance that the FDA will not reinstate the clinical hold in the future.

In connection with seeking clearance of our INDs for ADCT-601 and ADCT-602, we were subject to clinical holds prior to the dosing of the first patient in these clinical trials. For ADCT-602, the FDA required additional data to support the stability of the product candidate at low doses. For ADCT-601, the FDA had questions regarding the novel linker technology, the stability of the product candidate and the clinical trial protocol. The FDA subsequently lifted these clinical holds, and for ADCT-601, we must submit a protocol amendment before we commence Phase 1b of the clinical trial.

There can be no assurance that our current or future clinical trials will not be subject to additional partial or full clinical holds, which could delay or impair the commencement and completion of our clinical trials and the development and commercialization of our products and product candidates.

Challenges in recruiting and enrolling patients to participate in clinical trials could increase costs, affect the timing and outcome of our clinical trials, result in delays to our development plan for our products and product candidates and impair our ability to fulfill post-marketing requirements and maintain regulatory approval of our products.

Commencement and successful and timely completion of clinical trials require us to enroll a sufficient number of eligible patients to participate in these trials as required by the FDA, the EMA or comparable regulatory authorities in other jurisdictions. Any delay or difficulty in patient enrollment could significantly delay or otherwise hinder our research and development efforts, regulatory submissions and approvals and commercialization efforts. Patient enrollment is affected by many factors, including:

•	the size and nature of the patient population;

•	the severity of the disease under investigation;

•	the eligibility criteria for the study in question, including any misjudgment of, and resultant adjustment to, the appropriate ranges applicable to the exclusion and inclusion criteria;

•	the number of clinical trial sites and the proximity of prospective patients to those sites;

•	the nature, severity and frequency of adverse side effects associated with the product or product candidate being studied and with our other products or product candidates;

•	the standard of care in the diseases under investigation;

•	the commitment of our clinical investigators to identify eligible patients;

•	competing studies or trials with similar eligibility criteria;

•	the patient referral practices of physicians;

•	clinicians’ and patients’ perceptions as to the potential advantages and risks of the product or product candidate being studied in relation to other available therapies, including perception of ADCs generally and of PBD-based ADCs specifically; and

•	disruptions as a result of the COVID-19 pandemic.

The risks related to patient enrollment may be heightened for clinical trials that seek to enroll patients with characteristics that are found in a small population. For example, our confirmatory clinical trial of Zynlonta in combination with rituximab seeks to enroll patients with DLBCL who are ineligible for stem cell transplant (“SCT”)

and who had failed at least one multi-agent systemic treatment regimen, and our pivotal Phase 2 clinical trial of Zynlonta for the treatment of FL will seek to enroll patients with FL or other indolent lymphoma who failed two or more prior lines of therapy, including rituximab. Our clinical trials will compete with those for other products and product candidates in the same therapeutic areas. This competition will reduce the number and types of patients available to us, as some patients who might have opted to enroll in our clinical trials may instead opt to enroll in one being conducted by one of our competitors. Because the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites used by some of our competitors, which will reduce the number of patients who are available for our clinical trials in these clinical trial sites. Moreover, because our PBD-based ADCs represent a departure from more commonly used methods for cancer treatment, potential patients and their doctors may be inclined to use conventional therapies, such as chemotherapy and antibody therapy, rather than to participate in our clinical trials. In addition, patients may also be unwilling to participate in our clinical trials because of negative publicity from adverse events in the biotechnology industry. Challenges in recruiting and enrolling suitable patients to participate in clinical trials could increase costs, affect the timing and outcome of our clinical trials, result in delays to our development plan for our products and product candidates and impair our ability to fulfill post-marketing requirements and maintain regulatory approval of our products.

Our products and product candidates may cause undesirable side effects or have other properties that may impair their development or regulatory approval or limit their commercial potential.

Undesirable side effects caused by our products or product candidates or by ADCs developed by others could cause us or regulatory authorities to interrupt, delay or halt clinical trials, result in more restrictive labeling or the denial or withdrawal of regulatory approval by the FDA, the EMA or other regulatory authorities and subject us to product liability claims. In addition, undesirable side effects could impair our ability to market our products, limit patients’ and physicians’ willingness to use our products and make it more difficult for us to obtain adequate coverage and reimbursement for our products.

In our clinical trials, we have observed certain class toxicities associated with our warheads, including elevated liver enzymes, skin rash, and effusions and edema. The prescribing information for Zynlonta contains warnings and precautions for effusion and edema, myelosuppression, infections, cutaneous reactions and embryo-fetal toxicity. In addition, in our pivotal Phase 2 clinical trial of Zynlonta for the treatment of relapsed or refractory DLBCL, reported Grade ≥3 TEAEs included neutropenia, thrombocytopenia, gamma-glutamyltransferase increased and anemia, while in our Phase 2 clinical trial of Cami for the treatment of relapsed or refractory HL, reported Grade ≥3 TEAEs include hypophosphatemia, gamma-glutamyltransferase increased, alanine aminotransferase increased and maculopapular rash.

In addition, certain patients with HL treated with Cami have reported Guillain–Barré syndrome or radiculopathy. In our pivotal Phase 2 clinical trial of Cami for the treatment of relapsed or refractory HL, as of August 24, 2020, three patients developed autoimmune neurotoxicity (two patients with Guillain–Barré syndrome and one patient with radiculopathy). As of the date of filing this Report on Form 6-K, the rate of Guillain–Barré syndrome/polyradiculopathy in this clinical trial is similar to that observed as of August 24, 2020. There can be no assurance that other patients treated with Cami will not experience Guillain–Barré syndrome or other serious adverse side effects and there can be no assurance that the FDA, the EMA or comparable regulatory authorities in other jurisdictions will not place clinical holds on our current or future clinical trials, the result of which could delay or prevent us from obtaining regulatory approval for Cami. Even if approved, Cami may carry boxed warnings or precautions regarding the risk of Guillain–Barré syndrome.

For our current and future clinical trials, we have contracted with and expect to continue to contract with CROs experienced in the assessment and management of toxicities arising during clinical trials. Nonetheless, they may have difficulty observing patients and treating toxicities, which may be more challenging due to personnel changes, shift changes, house staff coverage or related issues. This could lead to more severe or prolonged toxicities or even patient deaths, which could result in us or the FDA delaying, suspending or terminating one or more of our clinical trials, which could jeopardize regulatory approval and our ability to fulfill post-marketing requirements, and could result the withdrawal of regulatory approval or product recalls.

Furthermore, clinical trials by their nature utilize a sample of the potential patient population. With a limited number of subjects and limited duration of exposure, rare and severe side effects of our products or product candidates or those of our competitors may only be uncovered with a significantly larger number of patients exposed to the drug. For example, while we believe that Zynlonta has demonstrated manageable tolerability in clinical trials, there can be no assurance that it will not cause side effects that are different or more severe in a greater proportion of patients when commercialized and used by more patients than in clinical trials. Similarly, as Cami and our other product candidates advance through late-stage clinical trials that involve more patients than earlier-stage clinical trials, these product candidates may cause side effects that are different in nature, severity and frequency than observed in earlier-stage clinical trials.

In addition, some of our product candidates are developed or intended to be used in combination with other therapies. We are investigating the use of Zynlonta in combination with rituximab and with ibrutinib. Rituximab may cause undesirable side effects, including infections, fatigue and nausea. Ibrutinib may cause undesirable side effects, including pneumonia, upper respiratory tract infection, low neutrophil count, low platelet count, rash and edema. Combining Zynlonta with these and other agents may cause additional, different or more severe side effects than when Zynlonta or these agents are used as monotherapies. In addition, Zynlonta and these agents may have common toxicities. For example, edema is a common toxicity of Zynlonta and ibrutinib. When used in combination, the severity and frequency of such undesirable side effects may be greater than the cumulative severity and frequency of such side effects when the therapies are used as monotherapies.

In our Phase 1/2 clinical trial of Zynlonta in combination with ibrutinib, we observed two dose-limiting toxicities (“DLTs”). One DLT of Death Not Otherwise Specified was observed in a patient treated with Zynlonta at the 90 µg/kg dose level in combination with ibrutinib, which the investigator assessed as unlikely to be related to Zynlonta and as possibly being related to ibrutinib, the disease and/or comorbidities. In addition, one DLT of anemia and thrombocytopenia was observed in a patient treated with Zynlonta at the 90 µg/kg dose level in combination with ibrutinib, which the investigator assessed as possibly being related to Zynlonta, ibrutinib, the disease and/or comorbidities. In our Phase 1/2 clinical trial of ADCT-601 for the treatment of selected advanced solid tumors, we observed two DLTs. One DLT of Grade 3 hematuria was observed in a colorectal cancer patient treated at the 100 µg/kg dose level who had a history of radiotherapy involving the bladder. In addition, one DLT of hyponatremia was observed in an ovarian cancer patient treated at the 150 µg/kg dose level, which the investigator assessed as probably being related to ADCT-601. There can be no assurance that patients in our combination clinical trials will not experience serious adverse side effects, including death, in the future. The uncertainty resulting from the use of our product candidates in combination with other therapies may make it difficult to accurately predict side effects in clinical trials.

If we or others identify undesirable side effects caused by our products and product candidates or those of our competitors, a number of potentially significant negative consequences could result, including:

•	we may encounter delays or difficulties in enrolling patients for our clinical trials due to a negative perception of our products’ and product candidates’ safety and tolerability profile;

•	we and/or regulatory authorities may temporarily or permanently put our clinical trials on hold;

•	we may be unable to obtain regulatory approval for our product candidates;

•	regulatory authorities may withdraw or limit their approvals of our products;

•	regulatory authorities may require the addition of labeling statements, such as a contraindication, boxed warnings or additional warnings;

•	the FDA may require development of a Risk Evaluation and Mitigation Strategy with Elements to Assure Safe Use as a condition of approval;

•	we may decide to remove our products from the marketplace;

•	we may be unable to establish payor coverage and reimbursement arrangements with commercial third-party payors and government payors for our products;

•	we may be subject to regulatory investigations and government enforcement actions;

•	we could be sued and held liable for harm caused to patients, including as a result of hospital errors; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining regulatory approval and market acceptance of our products and product candidates and could substantially increase development and commercialization costs.

We may expend our resources to pursue particular products or product candidates and fail to capitalize on those that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial resources and personnel, we may prioritize the research, development and commercialization of select products or product candidates and of products and product candidates in select indications or markets. As a result, we may forgo or delay the pursuit of other products and product candidates or of other indications and markets that later prove to have greater commercial potential. Decision-making about development and commercialization priorities involves inherent subjectivity and uncertainty, and there can be no assurance that we will pursue product candidates with the greatest likelihood of obtaining regulatory approval or products and product candidates with the greatest market potential. In addition, we may relinquish valuable rights to products or product candidates through partnering, licensing or other arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such products or product candidates.

We may not be successful in our efforts to develop additional product candidates and build up our research pipeline.

A key element of our development strategy is to build a robust pipeline of PBD-based ADCs targeting both novel and clinically validated cancer targets for the treatment of hematological malignancies and solid tumors. Our license and collaboration agreement with MedImmune Limited (“MedImmune”) allows us to develop PBD-based ADCs against 11 targets. See “Item 4. Information on the Company—B. Business Overview—License and Collaboration Agreements—MedImmune License and Collaboration Agreement” in our Annual Report. We have selected all 11 targets under this agreement. There can be no assurance that these targets will yield safe, effective and commercially viable product candidates. If we wish to develop ADCs for additional targets, we must secure additional licenses from MedImmune, which we may not be able to obtain at a reasonable cost or on reasonable terms, if at all.

We also pursue research programs involving non-ADC product candidates. However, we may be unable to identify suitable additional product candidates for clinical development, which would limit our ability to develop product candidates and our ability to obtain revenues from commercializing any such product candidates. Even if we are successful in continuing to build our research pipeline, the potential product candidates that we identify may fail in clinical development or commercialization. For example, they may not demonstrate sufficient efficacy or may demonstrate harmful side effects or other characteristics that make them unlikely to receive regulatory approval and achieve market acceptance.

Risks Related to Regulatory Approval

The regulatory review and approval processes of the FDA, the EMA and comparable regulatory authorities in other jurisdictions are lengthy, time-consuming and inherently unpredictable. If we are unable to obtain, or if there are delays in obtaining, regulatory approval for our product candidates, our ability to commercialize them and generate revenue will be materially impaired.

Our product candidates must be approved by the FDA in the United States, by the EMA in the European Union and by comparable regulatory authorities in other jurisdictions prior to commercialization. In order to obtain regulatory approval for the commercial sale of any product candidates, we must demonstrate through extensive preclinical studies and clinical trials that the product candidate is safe and effective for use in each target indication and that manufacturing of the product candidate is robust and reproducible. The time required to obtain approval by the FDA, the EMA and comparable regulatory authorities in other jurisdictions is unpredictable, typically takes many years following the commencement of clinical trials and depends upon numerous factors. Of the large number of drugs in development in the United States, only a small percentage will successfully complete the FDA regulatory approval process and will be commercialized. Accordingly, there can be no assurance that any of our product candidates will receive regulatory approval in the United States, the European Union or other jurisdictions.

Regulatory authorities have substantial discretion in the approval process. They may refuse to accept any application or may decide that our data are insufficient for approval and require additional clinical trials or other studies. Therefore, even if we believe the data collected from clinical trials of our product candidates are promising, such data may not be sufficient to support approval by the FDA, the EMA or any comparable regulatory authority in other jurisdictions. Varying interpretations of the data obtained from preclinical studies and clinical trials could delay, limit or prevent regulatory approval of a product candidate. In addition, while we may designate certain of our clinical trials as “pivotal,” the FDA, the EMA and other comparable regulatory authorities in other jurisdictions may not agree with such designation. We designate our Phase 1/2 clinical trial of Zynlonta in combination with ibrutinib for the treatment of DLBCL and MCL, our Phase 2 clinical trial of Zynlonta for the treatment of FL and our Phase 2 clinical trial of Cami for the treatment of relapsed or refractory HL as “pivotal,” as we believe that these clinical trials, if successful, will support biologics license application (“BLA”) submissions for these product candidates in the respective indications. However, the FDA has not opined on whether these clinical trials will in fact be sufficient to support regulatory approval. Therefore, there can be no assurance that these clinical trials will be viewed as sufficient by the FDA, the EMA and other comparable regulatory authorities in other jurisdictions to support regulatory approval. Accordingly, our assumptions about Phase 3 clinical trials being confirmatory clinical trials may be inaccurate, and we may need to conduct Phase 3 clinical trials of these and any other product candidates prior to receiving regulatory approval from the FDA and comparable regulatory authorities in other jurisdictions. We also intend to use the confirmatory clinical trial of Zynlonta in combination with rituximab to support a supplemental biologics license application (“sBLA”) for Zynlonta to be used as a second-line therapy for the treatment of relapsed or refractory DLBCL in transplant-ineligible patients. However, there can be no assurance that the clinical trial will be viewed as sufficient by the FDA, the EMA and other comparable regulatory authorities in other jurisdictions to support any expanded indication.

If we are required to conduct additional clinical trials or other testing of any of our products and product candidates beyond those that are contemplated, we may incur significant additional costs and regulatory approval may be delayed or prevented. For example, the FDA, the EMA or comparable regulatory authorities in other jurisdictions may express safety concerns due to the partial clinical holds that were issued but subsequently lifted for Cami and may require additional preclinical studies or clinical trials. In such instance, our progress in the development of Cami may be significantly delayed or stopped and the associated costs may be significantly increased. Furthermore, additional clinical trials or other testing could shorten any periods during which we may have the exclusive right to commercialize our product candidates and could allow our competitors to bring products to market before we do, which may prevent the successful commercialization of our products and product candidates. Therefore, positive or promising results from clinical trials of our products and product candidates do not guarantee regulatory approval by the FDA, the EMA or any comparable regulatory authority in other jurisdictions.

Furthermore, the process and time required to obtain regulatory approval differ by jurisdiction. In many countries outside the United States, a drug must be approved for reimbursement before it can be approved for sale in that country. Approval by one regulatory authority does not ensure approval by regulatory authorities in other jurisdictions. Although the FDA has granted accelerated approval of Zynlonta for the treatment of relapsed or refractory DLBCL in the United States, there can be no assurance that the EMA or comparable regulatory authorities in other jurisdictions will approve Zynlonta for any indication.

Moreover, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services at market rates. Under certain circumstances, we may be required to report some of these relationships to the FDA, the EMA or comparable regulatory authorities in other jurisdictions, which could conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected the integrity of the study. The FDA, the EMA or comparable regulatory authorities in other jurisdictions may, therefore, question the integrity of the data generated at the applicable clinical trial site, and the utility of the clinical trial itself may be jeopardized. This could delay, or result in the rejection of, our marketing applications.

Because our product candidates are based on next-generation PBD technology, the regulatory approval process for our product candidates can be more expensive and take longer than that for our competitors’ better known or more extensively studied product candidates. It is difficult to determine the time and resources required to obtain regulatory approvals for our product candidates in the United States, the European Union or other major markets. In addition, we may gain regulatory approval for our product candidates in some but not all of the jurisdictions for which we seek approval or for some but not all of the target indications for which we seek approval, resulting in limited commercial opportunity for the approved products.

Applications for regulatory approval and regulatory approval itself could be delayed or be denied for many reasons, including but not limited to the following:

•	the FDA, the EMA or comparable regulatory authorities in other jurisdictions may disagree with the number, design or implementation of our clinical trials;

•	the population studied in the clinical trial may not be considered sufficiently broad or representative to assure safety in the full population for which we seek approval;

•	the FDA, the EMA or comparable regulatory authorities in other jurisdictions may disagree with our interpretation of data from preclinical studies or clinical trials;

•	the data collected from clinical trials may not meet the level of statistical or clinical significance required by the FDA, the EMA or comparable regulatory authorities in other jurisdictions or may otherwise not be sufficient to support the submission of a BLA, marketing authorization application (“MAA”) or other submission or to obtain regulatory approval in the United States, the European Union or elsewhere;

•	the FDA, the EMA or comparable regulatory authorities in other jurisdictions may not accept data generated by our preclinical service providers and clinical trial sites;

•	the FDA, the EMA or comparable regulatory authorities in other jurisdictions may require us to conduct additional preclinical studies and clinical trials;

•	we may be unable to demonstrate to the FDA, the EMA or comparable regulatory authorities in other jurisdictions that a product candidate’s response rate, duration of response (“DoR”) or risk-benefit ratio for its proposed indication is acceptable;

•	the FDA, the EMA or comparable regulatory authorities in other jurisdictions may fail to approve the manufacturing processes, test procedures and specifications applicable to the manufacture of our product candidates, the facilities of third-party manufacturers with which we contract for clinical or commercial supplies may fail to maintain a compliance status acceptable to the FDA, the EMA or comparable regulatory authorities or the EMA or comparable regulatory authorities may fail to approve facilities of third-party manufacturers with which we contract for clinical and commercial supplies;

•	we or any third-party service providers may be unable to demonstrate compliance with cGMPs to the satisfaction of the FDA, the EMA or comparable regulatory authorities in other jurisdictions, which could result in delays in regulatory approval or require us to withdraw or recall products and interrupt commercial supply of our products;

•	the approval policies or regulations of the FDA, the EMA or comparable regulatory authorities in other jurisdictions may change in a manner rendering our clinical data insufficient for approval; or

•	political factors surrounding the approval process, such as government shutdowns, resource allocation and regulatory priorities and political instability.

Any of these factors, many of which are beyond our control, may result in our failing to obtain regulatory approval for any of our products and product candidates, which would significantly harm our business, financial condition and prospects.

We may seek accelerated approval for Zynlonta in additional indications and for certain of our product candidates, which may not lead to a faster development or regulatory review or approval process, and does not increase the likelihood of regulatory approval.

Under the FDA’s accelerated approval program, the FDA may approve a drug for a serious or life-threatening illness that provides meaningful therapeutic benefit to patients over existing treatments based upon a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. We received accelerated approval for Zynlonta for the treatment of relapsed or refractory DLBCL, and we may seek accelerated approval for Zynlonta in other indications and for certain of our product candidates on the basis of ORR with an acceptable duration of response (“DoR”), a surrogate endpoint that we believe is reasonably likely to predict clinical benefit. However, if any of our competitors were to receive full approval for an indication for which we are seeking accelerated approval before we receive accelerated approval, the indication we are seeking may no longer qualify as a condition for which there is an unmet medical need and accelerated approval of our products and product candidates would be more difficult. There can be no assurance that we will receive accelerated approval for Zynlonta in any additional indication or that we will receive accelerated approval for any of our product candidates.

For drugs granted accelerated approval, post-marketing confirmatory clinical trials are required to describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. These confirmatory clinical trials must be completed with due diligence and, in some cases, the FDA may require that the trial be designed, initiated and fully enrolled prior to approval. Moreover, the FDA may withdraw approval of our products approved under the accelerated approval pathway if, for example, the clinical trial(s) required to verify the predicted clinical benefit of a product fails to verify such benefit or does not demonstrate sufficient clinical benefit to justify the risks associated with the product, other evidence demonstrates that a product is not shown to be safe or effective under the conditions of use, we fail to conduct any required post-marketing confirmatory clinical trial with due diligence or we disseminate false or misleading promotional materials relating to the relevant product. There can be no assurance that we will receive full approval for Zynlonta for the treatment of relapsed or refractory DLBCL or that we will receive full approval for Zynlonta in other indications or for any of product candidates for which we receive accelerated approval.

Breakthrough Therapy Designation, Fast Track Designation and Priority Review Designation by the FDA, or comparable designations by foreign regulatory authorities, for our product candidates may not lead to a faster development or regulatory review or approval process and do not increase the likelihood that a product candidate would receive regulatory approval.

Zynlonta received accelerated approval for the treatment of relapsed or refractory DLBCL after being granted Priority Review Designation by the FDA, but we do not currently have Breakthrough Therapy Designation, Fast Track Designation or Priority Review Designation for any of our product candidates. We may seek such designations, and comparable designations by foreign regulatory authorities, for one or more of our product candidates for the treatment of certain indications. A breakthrough therapy is defined as a product candidate that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For product candidates that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor can help to identify the most efficient path for development. A Fast Track Designation may be available if a product candidate is intended for the treatment of a serious or life-threatening condition and preclinical or clinical data demonstrate the potential to address an unmet medical need for this condition. Priority review may be granted for products that are intended to treat a serious or life-threatening condition and, if approved, would provide a significant improvement in safety and effectiveness compared to available therapies. The FDA will attempt to direct additional resources to the evaluation of an application designated for priority review in an effort to facilitate the review.

The FDA has broad discretion whether or not to grant Breakthrough Therapy Designation, Fast Track Designation and Priority Review Designation. Accordingly, even if we believe, after completing early clinical trials, that one of our product candidates meets the criteria for such designations, the FDA may disagree and instead determine not to make such designations. Even if we receive such designation for a product candidate, it may not result in a faster development process, review or approval compared to conventional FDA procedures and does not guarantee ultimate approval by the FDA. Many drugs that have received such designations have failed to obtain ultimate approval by the FDA. In addition, the FDA may decide to rescind such designations if it determines that our product candidates no longer meet the conditions for qualification, including as a result of the product candidates’ failure to meet endpoints in any clinical trial.

We received orphan drug designation from the FDA for Zynlonta for the treatment of DLBCL and MCL, and we may seek it for our other product candidates. However, we may be unable to maintain the benefits associated with the designation and may not receive the designation for our other product candidates.

Regulatory authorities in some jurisdictions, including the United States and the European Union, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is intended to treat a rare disease or condition, defined as a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the European Union, the EMA’s Committee for Orphan Medicinal Products grants orphan drug designation to promote the development of products that meet the following criteria: (i) they are intended for the diagnosis, prevention, or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Union or they are intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating or serious and chronic condition when, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment in developing the drug or biological product and (ii) where there is no satisfactory method of diagnosis, prevention or treatment, or, if such a method exists, the medicine must be of significant benefit to those affected by the condition.

In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user fee waivers. In addition, if a product receives the first FDA approval for the indication for which it has orphan designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity or where the manufacturer is unable to assure sufficient product quantity. The FDA’s determination of whether two ADCs are the same product for purposes of orphan drug exclusivity is based on a determination of sameness of the monoclonal antibody element and the functional element of the conjugated molecule. Two ADCs are deemed to be the same product if the complementarity determining region sequences of the antibody and the functional element of the conjugated molecule are the same. A difference in either of those two elements can result in a determination that the molecules are different.

In the European Union, orphan drug designation entitles a party to financial incentives such as reduction of fees or fee waivers and ten years of market exclusivity for the orphan indication following drug or biological product approval, provided that the criteria for orphan designation are still applicable at the time of the granting of the marketing authorization. This period may be reduced to six years if, at the end of the fifth year, the orphan drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity. The respective orphan drug designation and exclusivity frameworks in the United States and in the European Union are subject to change, and any such changes may affect our ability to obtain, or the impact of obtaining, European Union or U.S. orphan designations in the future.

We received orphan drug designation in the United States for Zynlonta for the treatment of DLBCL and MCL in 2017. We may pursue orphan drug designation for one or more of our other product candidates. However, obtaining an orphan drug designation can be difficult, and we may not be successful in doing so. Even if we obtain orphan drug designation for our product candidates in specific indications, we may not be the first to obtain regulatory approval of these product candidates for the orphan-designated indication. Orphan drug designation neither shortens the development time or regulatory review time of a product candidate nor gives the product candidate any advantage in the regulatory review or approval process. In addition, exclusive marketing rights in the United States may be limited if we seek approval for an indication broader than the orphan-designated indication or may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Furthermore, even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different ADCs with different monoclonal antibody elements or functional elements of the conjugated molecule can be approved for the same condition. Even after an orphan product is approved, the FDA can subsequently approve the same ADC with the same monoclonal antibody element and functional element of the conjugated molecule for the same condition if the FDA concludes that the later ADC is safer, more effective or makes a major contribution to patient care. Our inability to obtain orphan drug designation for any product candidates for the treatment of rare cancers and/or our inability to maintain that designation for the duration of the applicable exclusivity period, could reduce our ability to make sufficient sales of the applicable product candidate to balance our expenses incurred to develop it.

We are required to comply with comprehensive and ongoing regulatory requirements for products that receive regulatory approval, including conducting confirmatory clinical trials of products that receive accelerated approval.

Any products for which we receive accelerated approval from the FDA or similar conditional approval from the EMA or comparable regulatory authorities in other jurisdictions based on data from clinical trials that use single-arm designs are required to undergo one or more confirmatory clinical trials. For example, we received accelerated approval for Zynlonta for the treatment of relapsed or refractory DLBCL and are conducting a confirmatory clinical trial of Zynlonta in combination with rituximab for the treatment of relapsed or refractory DLBCL. If Zynlonta or any other product that received accelerated approval fails to meet its safety and efficacy endpoints in such confirmatory clinical trials, the regulatory authority may withdraw its conditional approval. There is no assurance that any such product will successfully advance through its confirmatory clinical trial(s). Therefore, even if a product receives accelerated approval from the FDA or similar conditional approval from the EMA or comparable regulatory authorities, such approval may be withdrawn at a later date.

In addition to our required confirmatory clinical trial for DLBCL, the accelerated approval of Zynlonta is subject to a number of postmarketing requirements and commitments, including a deferred pediatric trial and a trial in patients with hepatic impairment. As with all accelerated approvals, we will also be required to presubmit our marketing materials for Zynlonta to FDA until full approval of the BLA is obtained. In addition, any products for which we receive regulatory approval in a particular jurisdiction and the activities associated with their commercialization, including testing, manufacture, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, will be subject to comprehensive regulation by the FDA, the EMA or comparable regulatory authorities in other jurisdictions. These requirements include, without limitation, submissions of safety and other post-marketing information and reports, registration and listing requirements, the FDA’s cGMP requirements or comparable requirements in foreign jurisdictions, requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, including periodic inspections by the FDA, the EMA or comparable regulatory authorities in other jurisdictions, requirements regarding the distribution of samples to physicians, tracking and reporting of payments to physicians and other healthcare providers and recordkeeping.

The FDA, the EMA or comparable regulatory authorities in other jurisdictions may also impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of any approved product. In the United States, the FDA closely regulates the post-approval marketing and promotion of drugs to ensure drugs are marketed only for the approved indications and in a manner consistent with the provisions of the approved labeling. The FDA also imposes stringent restrictions on manufacturers’ communications regarding use of their products and, if we promote our products beyond their approved indications or in a manner inconsistent with the approved labeling, we may be subject to enforcement action for off-label promotion. Violations of the U.S. Federal Food, Drug, and Cosmetic Act (the “FDCA”) relating to the promotion of prescription drugs may lead to investigations alleging violations of federal and state healthcare fraud and abuse laws, as well as state consumer protection laws.

In addition, any approved products may be subject to restrictions on product labeling, marketing, distribution, prescribing and use, which could increase our cost to commercialize such products and decrease our ability to generate product revenue. One such restriction may be risk evaluation and mitigation strategies (“REMS”). A REMS may be required to include various elements, such as a medication guide or patient package insert, a communication plan to educate health care providers of the product’s risks, limitations on who may prescribe or dispense the product, or other measures that the FDA deems necessary to assure the safe use of the product. REMS can be expensive and burdensome to implement, and burdensome for hospitals, clinics, and health care providers to comply with. Accordingly, should any approved products be subject to a REMS, it may harm our business.

In addition, the later discovery of previously unknown problems with an approved product, including adverse events of unanticipated severity or frequency, or with manufacturing operations or processes, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on the marketing or manufacturing of the product;

•	suspension or withdrawal of regulatory approval or revocation of a license;

•	withdrawal of the product from the market or voluntary or mandatory product recalls;

•	fines, restitution or disgorgement of profits or revenues;

•	warning or untitled letters;

•	requirements to conduct post-marketing studies or clinical trials;

•	holds on clinical trials;

•	refusal by the FDA, the EMA or comparable regulatory authorities in other jurisdictions to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of product license approvals;

•	product seizure or detention;

•	refusal to permit the import or export of products;

•	injunctions or the imposition of civil or criminal penalties; and

•	reputational damage for us and our products and products candidates.

Any government investigation of alleged violations of law, regardless of its merit or outcome, could require us to expend significant time and resources and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our ability to commercialize any approved products. Not only will we be responsible for our own conduct, but we will also be responsible for the conduct of our employees, independent contractors, consultants, commercial partners, manufacturers, investigators, and CROs. To the extent that any of these third parties engage in intentional, reckless, negligent, or unintentional failures to comply applicable legal and regulatory requirements, we may be subject to regulatory enforcement action, legal actions and liability and serious harm to our reputation. Moreover, it is possible for a whistleblower to pursue a False Claims Act (the “FCA”) case against us as a result of such third-party conduct, even if the government considers the claim unmeritorious and declines to intervene, which could require us to incur costs defending against such a claim. Any of the above events could prevent us from achieving or maintaining market acceptance of the particular product and could substantially increase the costs and expenses of developing and commercializing such product, which in turn could delay or prevent us from generating revenues from its sale.

The policies of the FDA, the EMA and comparable regulatory authorities in other jurisdictions may change and additional regulations may be enacted. If we are slow or unable to adapt to changes in existing requirements or to the adoption of new requirements, or not able to maintain regulatory compliance, we may lose any regulatory approval that may have been obtained. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad, as the regulatory environment changes rapidly.

Risks Related to Commercialization

We have limited experience as a commercial company. If we do not successfully commercialize our products, our financial results and prospects may be substantially harmed.

We must establish robust internal sales, marketing and distribution capabilities to commercialize our products, which are expensive and time-consuming to develop, or we must enter into collaborations with third parties to perform these services. Given our initial focus on relapsed and refractory cancer patient populations, we intend to commercialize Zynlonta in the United States using a focused and highly specialized sales and marketing team with a focus on hematologists and oncologists.

There are costs and risks involved with establishing our own sales, marketing and distribution capabilities. For example, recruiting and training a sales force is expensive and time-consuming and could delay product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel. We must also compete with other biotechnology companies to recruit, hire, train and retain marketing and sales personnel.

Factors that may inhibit our efforts to commercialize our products on our own include:

•	our inability to recruit and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe our products;

•	liability for sales or marketing personnel who fail to comply with the applicable legal and regulatory requirements;

•	unforeseen costs and expenses associated with creating a sales and marketing organization.

Alternatively, we may wish to establish collaborations with third parties to maximize the potential of our products in some or all non-U.S. jurisdictions in which a product has been approved. The biotechnology industries are characterized by intense competition. Therefore, we may not be successful in entering into such commercialization arrangements with third parties on favorable terms, or at all. Also, the arrangements that we may enter into with third parties to perform sales and marketing services may generate lower product revenues or profit than if we were to market and sell our products ourselves. In addition, we may have limited control over such third parties, and any of them may fail to devote the necessary resources and attention to sell, market and distribute our products effectively.

There can be no assurance that we will be able to successfully commercialize our products or be able to establish or maintain relationships with third parties necessary to perform these services. As a result, the commercialization of our products may be impaired and we may generate lower than expected revenues from our products.

Our products and product candidates are complex and difficult to manufacture. We could experience manufacturing problems that result in delays in our development or commercialization programs.

There are four manufacturing streams for the manufacture of each of our ADC products and product candidates: the antibody, the PBD-based payload, the ADC drug substance and the drug product. Because our PBD-based payload is completely synthetic, considerable synthetic chemistry efforts must be undertaken to develop manufacturing processes for our PBD-based payloads. Although we believe we have access to scalable cGMP-compliant manufacturing processes for the PBD-based payloads used for our products and product candidates, our preparation of the process for commercial scale manufacturing is ongoing. In addition, because the antibodies used in our products and product candidates are biologics, there are risks inherent in their manufacture and their conjugation to the PBD-based warhead. There can be no assurance that we will not experience production problems in our manufacturing process. Moreover, scaling up manufacturing techniques used for the manufacture of an ADC product at a clinical scale to commercial quantities may be difficult and may delay our ability to commercialize our products.

Problems with the manufacturing process, including even minor deviations from the normal process, could result in product defects or manufacturing failures that result in lot failures, product recalls, product liability claims and insufficient inventory. We may encounter problems achieving adequate quantities and quality of clinical-grade materials that meet FDA, EMA or other applicable standards or specifications with consistent and acceptable production yields and costs. In the past, we have received batches of certain of our product candidates that did not meet our specifications. For example, in 2019, clinical sites reported higher pressure than specified in vials of ADCT-601 used in our Phase 1/2 clinical trial, as a result of which we suspended the dosing in that clinical trial. In the future, there can be no assurance that contract manufacturing organizations (“CMOs”) will be able to manufacture products and product candidates and their components that meet our specifications, which could delay our clinical trials and the regulatory approval and commercialization of our products and product candidates.

We currently rely, and expect to continue to rely, on third parties for the manufacturing and supply of our products and product candidates. As a result, components of our products and product candidates are manufactured at different locations, and disruptions, delays and other difficulties may arise in the shipping and transportation of these components, resulting in delayed or failed components.

In addition, the FDA, the EMA and comparable regulatory authorities in other jurisdictions may require us to submit samples of any lot of any approved product together with the protocols showing the results of applicable tests at any time. Under some circumstances, the FDA, the EMA or comparable regulatory authorities in other jurisdictions may prohibit the distribution of a lot until the agency authorizes its release. Slight deviations in the manufacturing process, including those affecting quality attributes and stability, may result in unacceptable changes in the product that could result in lot failures and product recalls.

Growth in the costs and expenses of components or raw materials may also adversely influence our business, results of operations and financial condition. Supply sources could be interrupted from time to time and, if interrupted, it is not certain that supplies could be resumed, whether in part or in whole, within a reasonable timeframe and at an acceptable cost, or at all. The cost to manufacture our products could be significantly greater than we expect, which could limit the market acceptance of our products. We also may encounter problems hiring and retaining the experienced scientific, quality control and manufacturing personnel needed to manage our manufacturing process, which could result in delays in our production or difficulties in maintaining compliance with applicable regulatory requirements.

Furthermore, given the nature of biologics manufacturing, there is a risk of contamination during manufacturing. Any contamination could materially harm our ability to produce products and product candidates on schedule and could cause reputational damage. Some of the raw materials required in our manufacturing process are derived from biologic sources. Such raw materials are difficult to procure and may be subject to contamination or recall. A material shortage, contamination, recall or restriction on the use of biologically derived substances in the manufacture of any products or product candidates could adversely impact or disrupt the commercial manufacturing or the production of clinical material, which could materially harm our development timelines and our business, financial condition, results of operations and prospects.

Any problems in our manufacturing process or the facilities with which we contract could make us a less attractive collaborator for potential partners, including larger pharmaceutical companies and academic research institutions, which could limit our access to additional attractive development programs. Problems in third-party manufacturing processes or facilities also could restrict our ability to meet market demand for our products.

Our commercial success depends upon attaining significant market acceptance of our products among physicians, patients, patient advocacy groups, third-party payors and the medical community.

Our products may not gain sufficient market acceptance among physicians, patients, patient advocacy groups, third-party payors and the medical community. For example, they may prefer current, well-established cancer treatments, such as chemotherapy and radiation therapy, or other novel products to the exclusion of our products. Efforts to educate physicians, patients, patient advocacy groups and third-party payors on the benefits of our products may require significant resources and may not be successful. If our products do not achieve an adequate level of acceptance, we may not generate significant product revenues and may not receive a satisfactory return on our investment into the research and development of those products.

The degree of market acceptance of any approved product depends on a number of factors, including:

•	the safety and efficacy of the product, as demonstrated in clinical trials;

•	the indications for which the product is approved and the labeling approved by regulatory authorities for use with the product, including any warnings that may be required in the labeling;

•	our ability to offer our products for sale at competitive prices;

•	the perceptions of physicians, patients and patient advocacy groups of ADCs generally and PBD-based ADCs specifically;

•	the treatment’s cost, safety, efficacy, convenience and ease of administration compared to that of alternative treatments;

•	acceptance by physicians, patients and patient advocacy groups of the product as a safe and effective treatment;

•	the availability of coverage and adequate reimbursement by third-party payors, including cost-sharing programs such as copays and deductibles;

•	patients’ willingness to pay out-of-pocket in the absence of coverage and adequate reimbursement from third-party payors;

•	the effectiveness of our and our competitors’ sales and marketing efforts;

•	our ability to establish sales, marketing and commercial product distribution capabilities or to partner with third parties with such capabilities;

•	the effectiveness of pre-launch activities to raise awareness of our company and our product candidates;

•	the nature, severity and frequency of adverse side effects;

•	any distribution and use restrictions imposed the FDA, the EMA or comparable regulatory authorities in other jurisdictions, or to which we agree as part of a mandatory REMS or voluntary risk management plan, including any restrictions on the use of our products together with other medications;

•	publication of any post-approval data on the safety and effectiveness of the product; and

•	the success of randomized post-marketing commitment studies to confirm the benefit-risk ratio of the product.

Market acceptance of our products is heavily dependent on patients’ and physicians’ perceptions that our products are safe and effective treatments for their targeted indications. The perceptions of any product are influenced by perceptions of competitors’ products that are in the same class or that have a similar mechanism of action. As a result, adverse public perception of our competitors’ ADC products may negatively impact the market acceptance of our products. If any approved products are not accepted by the market to the extent that we expect, we may not be able to generate significant product revenues and may not become or remain profitable.

The market opportunities for our products and product candidates may be smaller than we estimate and any approval that we obtain may be based on a narrower definition of the patient population.

Cancer therapies are sometimes characterized as first line, second line or third line. When cancer is detected early enough, first-line therapy is sometimes adequate to cure the cancer or prolong life without a cure. When first-line therapy proves unsuccessful, second-line therapy may be administered. When second-line therapy proves unsuccessful, third-line therapy may be administered. We are commercializing Zynlonta for the treatment of relapsed or refractory DLBCL as a third-line therapy and intend to initially commercialize Cami for the treatment of relapsed or refractory HL as a third-line therapy, if approved. Subsequently, for those products that prove to be sufficiently beneficial, if any, regulatory approval as second-line therapies may be sought, as monotherapy or in combination with other therapies. However, there can be no assurance that our products and product candidates, even if approved as third-line therapies, would be approved as second-line therapies. In addition, we will have to conduct additional clinical trials prior to gaining approval as second-line therapies.

Our projections of the number of people who have the cancers we are targeting, as well as the subset of people with these cancers in a position to receive third-line therapy and who have the potential to benefit from treatment with our products and product candidates, are based on estimates derived from a variety of sources, including scientific literature, surveys of clinicians and healthcare professionals and other forms of market research. These estimates may be inaccurate or based on imprecise data. For example, the total addressable market opportunity for our products and product candidates will depend on, among other things, the final labeling for such products as agreed with the FDA, the EMA or comparable regulatory authorities in other jurisdictions, acceptance by the medical community and patient access and drug pricing and reimbursement. The number of patients in the addressable markets may turn out to be lower than expected, patients may not be otherwise amenable to treatment with our products and product candidates or new patients may become increasingly difficult to identify or gain access to, all of which could materially adversely affect our business, financial condition, results of operations and prospects.

Regulatory agencies actively enforce the laws and regulations prohibiting the promotion of drugs for off-label uses. If we are found to have improperly promoted off-label use, we may become subject to significant liability.

The FDA, the EMA and comparable regulatory authorities in other jurisdictions strictly regulate the promotional claims that may be made about prescription drug products, such as our products. While physicians, in the practice of medicine, may prescribe approved drugs for unapproved indications, a product may not be promoted for uses that are not approved by the applicable regulatory authority as reflected in the product’s approved labeling or for uses inconsistent with the product’s approved labeling. For example, despite Zynlota being approved for the treatment of adult patients with relapsed or refractory large B-cell lymphoma after two or more lines of systemic therapy, including DLBCL not otherwise specified, DLBCL arising from low grade lymphoma and high-grade B-cell lymphoma, physicians, in their professional medical judgment, may nevertheless prescribe the drug product to their patients in a manner that is inconsistent with the approved labeling. In addition, although we believe our warhead may provide for superior efficacy as compared to marketed ADCs, without head-to-head data, we will be unable to make comparative claims for our products. If we are found to have promoted such off-label use or made such unsubstantiated comparative claims, we may become subject to significant liability under the FDCA and other statutory authorities, such as laws prohibiting false claims for reimbursement. The U.S. government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we cannot successfully manage the promotion of our products, we could become subject to significant liability, which would harm our reputation and negatively impact our financial condition.

We are developing certain of our products and product candidates in combination with other therapies, and regulatory approval, safety or supply issues with these other therapies may delay or prevent the development and approval of our products and product candidates.

We are evaluating the use of Zynlonta in combination with rituximab and ibrutinib, the use of Cami in combination with checkpoint inhibitors and the use of ADCT-601 in combination with other therapies. In the future, we may explore the use of these or our other products and product candidates in combination with other therapies. If we choose to develop a product or product candidate for use in combination with an approved therapy, we are subject to the risk that the FDA, the EMA or comparable regulatory authorities in other jurisdictions could revoke approval of, or that safety, efficacy, manufacturing or supply issues could arise with, the therapy used in combination with our product or product candidate. If the therapies we use in combination with our products and product candidates are replaced as the standard of care, the FDA, the EMA or comparable regulatory authorities in other jurisdictions may require us to conduct additional clinical trials. The occurrence of any of these risks could result in our products, if approved only for use in combination with another approved therapy, being removed from the market or being less successful commercially.

Where we develop a product or product candidate for use in combination with a therapy that has not been approved by the FDA, the EMA or comparable regulatory authorities in other jurisdictions, we may not be able to market our product or product candidate for use in combination with such an unapproved therapy, unless and until the unapproved therapy receives regulatory approval. Currently, we are evaluating the use of Zynlonta in combination with ibrutinib for the treatment of relapsed or refractory DLBCL and MCL. However, ibrutinib has not been approved by the FDA for the treatment of DLBCL. Therefore, we may not be able to market Zynlota for use in combination with ibrutinib unless and until it is approved for the indications that we are targeting. These unapproved therapies face the same risks described with respect to our product candidates currently in development, including serious adverse effects and delays in their clinical trials. In addition, other companies may also develop their products or product candidates in combination with the unapproved therapies with which we are developing our products and product candidates for use in combination. Any setbacks in these companies’ clinical trials, including the emergence of serious adverse effects, may delay or prevent the development and approval of our products and product candidates for use in combination with an approved therapy.

If the FDA, the EMA or comparable regulatory authorities in other jurisdictions do not approve or revoke their approval of, or if safety, efficacy, manufacturing, or supply issues arise with, therapies we choose to evaluate in combination with any of our products and product candidates, we may be unable to obtain regulatory approval of or to commercialize such products and product candidates in combination with these therapies.

Coverage and reimbursement may be limited or unavailable for our products, which could make it difficult to sell our products profitably.

The availability and extent of coverage and adequate reimbursement by governmental and private third-party payors are essential for most patients to be able to afford expensive medical treatments. In both domestic and foreign markets, sales of our products will depend substantially on the extent to which the costs of our products will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. These third-party payors decide which products will be covered and establish reimbursement levels for those products. We cannot be certain that coverage and adequate reimbursement will be available for our products or that reimbursement policies will not reduce the demand for our products. If coverage and adequate reimbursement are not available, or is available only to limited levels, we may not be able to successfully commercialize our products. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Obtaining coverage approval and reimbursement for a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of our products to the payor. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement at a satisfactory level. If coverage and adequate reimbursement of our products are unavailable or limited in scope or amount, such as may result where alternative or generic treatments are available, we may be unable to achieve or sustain profitability. Adverse coverage and reimbursement limitations may hinder our ability to recoup our investment in our products.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. There is no uniform policy for coverage and reimbursement in the United States and, as a result, coverage and reimbursement can differ significantly from payor to payor. In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services (the “CMS”), which decides whether and to what extent a new medicine will be covered and reimbursed under Medicare. Private payors often, but not always, follow the CMS’s decisions regarding coverage and reimbursement. Further, coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for a product for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future. It is difficult to predict what third-party payors will decide with respect to coverage and reimbursement for fundamentally novel products such as ours, as there is no body of established practices and precedents for these new products. Further, one payor’s determination to provide coverage and adequate reimbursement for a product does not assure that other payors will also provide coverage and adequate reimbursement for that product. We may need to conduct expensive pharmaco-economic studies in order to demonstrate the medical necessity and cost-effectiveness of our product candidates. There can be no assurance that our products will be considered medically necessary or cost-effective. In addition to third-party payors, professional organizations and patient advocacy groups such as the National Comprehensive Cancer Network and the American Society of Clinical Oncology can influence decisions about reimbursement for new medicines by determining standards for care. Therefore, it is possible that our products may not be covered by third-party payors or the reimbursement limit may be so restrictive that we cannot commercialize them profitably.

Reimbursement agencies in Europe may be more restrictive than payors in the United States. For example, a number of cancer products have been approved for reimbursement in the United States but not in certain European countries. In Europe, pricing and reimbursement schemes vary widely from country to country and may require additional clinical trials. For example, some countries provide that products may be marketed only after an agreement on reimbursement price has been reached. Such pricing negotiations with governmental authorities can take considerable time after receipt of marketing approval for a product. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Other countries require the completion of additional health technology assessments that compare the cost-effectiveness of a particular product candidate to currently available therapies. In addition, the European Union provides options for its member states to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a product, may adopt a system of direct or indirect controls on the profitability of the company placing the product on the market or monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Reference pricing used by various European Union member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. Furthermore, many countries in the European Union have increased the amount of discounts required on pharmaceutical products, and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the European Union. The downward pressure on healthcare costs in general, and prescription products in particular, has become increasingly intense. As a result, there are increasingly higher barriers to entry for new products. There can be no assurance that any country that has reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products, if approved in those countries. Accordingly, the reimbursement for any products in Europe may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenues and profits.

Furthermore, the containment of healthcare costs has become a priority of foreign and domestic governments as well as private third-party payors. The prices of drugs have been a focus in this effort. Governments and private third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications, which could affect our ability to sell our products profitably. We also expect to experience pricing pressures due to the trend towards managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. These and other cost-control initiatives could cause us to decrease the price we might establish for products, which could result in lower-than-anticipated product revenues. In addition, the publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If pricing is set at unsatisfactory levels or if coverage and adequate reimbursement of our products is unavailable or limited in scope or amount, our revenues and the potential profitability of our products in those countries would be negatively affected.

Healthcare reform legislation and other changes in the healthcare industry and in healthcare spending may adversely affect our business model.

Our revenues and revenue prospects could be affected by changes in healthcare spending and policies in the United States, the European Union and any other potential jurisdictions in which we may seek to commercialize our products. We operate in a highly regulated industry, and new laws, regulations and judicial decisions, or new interpretations of existing laws, regulations and decisions, related to healthcare availability, the method of delivery and payment for healthcare products and services could negatively affect our business, financial condition and prospects. There is significant interest in promoting healthcare reforms, and it is likely that federal and state legislatures within the United States and the governments of other countries will continue to consider changes to existing healthcare legislation.

For example, the United States and state governments continue to propose and pass legislation designed to reduce the cost of healthcare. In 2010, the U.S. Congress enacted the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act (collectively, the “Health Care Reform Act”), which included changes to the coverage and reimbursement of drug products under government healthcare programs such as:

•	increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program;

•	established a branded prescription drug fee that pharmaceutical manufacturers of certain branded prescription drugs must pay to the federal government;

•	expanded the list of covered entities eligible to participate in the 340B drug pricing program by adding new entities to the program;

•	established a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

•	extended manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

•	expanded eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability;

•	created a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for certain drugs and biologics, including our product candidates, that are inhaled, infused, instilled, implanted or injected;

•	established a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

•	established a Center for Medicare and Medicaid Innovation at the CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending; and

•	created a licensure framework for follow-on biologic products.

There remain judicial and congressional challenges to certain aspects of the Health Care Reform Act. For example, in 2017, the U.S. Congress enacted the Tax Cuts and Jobs Act (the “TCJA”), which eliminated the tax-based shared responsibility payment imposed by the Health Care Reform Act on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On November 10, 2020, the Supreme Court of the United States heard oral arguments regarding the constitutionality of the Health Care Reform Act in light of the elimination of the individual mandate. It is unclear how this litigation, other challenges to the Health Care Reform Act and the healthcare reform measures of the U.S. Presidential Administration will impact the Health Care Reform Act and our business. It is difficult to predict the future legislative landscape in healthcare and the effect on our business, results of operations, financial condition and prospects.

In addition, there have been and continue to be a number of initiatives at the United States federal and state levels that seek to reduce healthcare costs. In 2011, the U.S. Congress enacted the Budget Control Act of 2011 (the “Budget Control Act”), which included provisions intended to reduce the federal deficit. The Budget Control Act resulted in the imposition of 2% reductions in Medicare payments to providers beginning in 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030 absent additional congressional action, with the exception of a temporary suspension of the 2% cut in Medicare payments from May 1, 2020 through December 31, 2021. In 2012, the U.S. Congress enacted the American Taxpayer Relief Act, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. If government spending is further reduced, anticipated budgetary shortfalls may also impact the ability of relevant agencies, such as the FDA, to continue to function at current levels, which may impact the ability of relevant agencies to timely review and approve research and development, manufacturing and marketing activities, which may delay our ability to develop, market and sell our products and product candidates. In addition, any significant spending reductions affecting Medicare, Medicaid or other publicly funded or subsidized health programs that may be implemented, or any significant taxes or fees that may be imposed on us, as part of any broader deficit reduction effort or legislative replacement to the Budget Control Act, could have an adverse impact on our anticipated product revenues.

Furthermore, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several congressional inquiries and proposed legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drug products. Congress and the U.S. Presidential Administration have each indicated that it will continue to seek measures to control drug costs. For example, the Medicare Modernization Act contains provisions that call for the promulgation of regulations that expand pharmacists’ and wholesalers’ ability to import cheaper versions of an approved drug and competing products from Canada, where there are government price controls. The FDA released a final rule, effective November 30, 2020, implementing a portion of the then-U.S. Presidential Administration’s importation executive order providing guidance for states to build and submit importation plans for drugs from Canada. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. We expect that additional state and federal healthcare reform measures will be adopted in the future. Any adopted health reform measure could reduce the ultimate demand for our products or put pressure on our product pricing.

It is likely that federal and state legislatures within the United States and foreign governments will continue to consider changes to existing healthcare legislation, including those taken in response to the COVID-19 pandemic. We cannot predict the reform initiatives that may be adopted in the future or whether initiatives that have been adopted will be repealed or modified. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare may adversely affect:

•	the demand for products for which we may obtain regulatory approval;

•	our ability to set a price that we believe is fair for our products;

•	our ability to obtain coverage and reimbursement approval for a product;

•	our ability to generate revenues and achieve or maintain profitability; and

•	the level of taxes that we are required to pay.

We face substantial competition, which may result in others discovering, developing or commercializing products, treatment methods or technologies before or more successfully than we do.

The biotechnology industry is characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. We face competition with respect to our current products and product candidates and will face competition with respect to any products and product candidates that we may seek to develop or commercialize in the future. Our competitors include large pharmaceutical and biotechnology companies, academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization. Many of our competitors have significantly greater financial resources and capabilities in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approval and marketing than we do. In addition, many of these competitors are active in seeking patent protection and licensing arrangements in anticipation of collecting royalties for use of technology that they have developed. Smaller or early-stage companies may also prove to be significant competitors, particularly through strategic collaborations with large and established companies. Furthermore, mergers and acquisitions in the biotechnology industry may result in even more resources being concentrated among a smaller number of our competitors.

We believe that our ability to compete effectively and develop products that can be manufactured cost-effectively and marketed successfully will depend on our ability to:

•	advance the technology we use in our products and product candidates;

•	obtain, maintain, protect and enforce intellectual property protection for our technologies, products and product candidates;

•	obtain required government and other public and private approvals on a timely basis;

•	attract and retain key personnel;

•	execute our research and development plans;

•	commercialize effectively;

•	obtain and maintain coverage and reimbursement for our products in approved indications;

•	obtain adequate funding for our activities;

•	comply with applicable laws, regulations and regulatory requirements and restrictions with respect to the commercialization of our products, including with respect to any changed or increased regulatory restrictions; and

•	enter into additional strategic collaborations and licensing opportunities to advance the development and commercialization of our products and product candidates.

Many companies are active in the oncology market and are developing or marketing products for the specific therapeutic markets that we target, including both antibody and non-antibody-based therapies. Similarly, we also face competition from other companies and institutions that continue to invest in innovation in the ADC field including new payload classes, new conjugation approaches and new targeting moieties. Specifically, we are aware of multiple companies with ADC technologies that may be competitive to our products and product candidates, including, but not limited to, AbbVie, Inc., Astellas Pharma Inc., AstraZeneca plc, BioAtla, LLC, Bristol-Myers Squibb Company, CytomX Therapeutics, Daiichi Sankyo Company, Eli Lilly and Company, Genentech, Inc., Genmab, Gilead Sciences, Inc., GlaxoSmithKline plc, ImmunoGen, Inc., Immunomedics, Inc., Mersana Therapeutics Inc., Millennium Pharmaceuticals, Inc., MorphoSys AG, Novartis International AG, Pfizer Inc., F. Hoffmann-La Roche AG, Sanofi S.A., Seattle Genetics, Inc., Sutro Biopharma, Inc., Takeda Pharmaceutical Company Ltd and Wyeth Pharmaceuticals, Inc. Currently, there are nine approved ADCs. In addition, there are hundreds of ADCs in development, the vast majority of which were being developed for the treatment of cancer.

In the relapsed or refractory DLBCL setting, for which we are commercializing Zynlonta, current third-line treatment options include CAR-T, allogeneic stem cell transplant, polatuzumab in combination with bendamustine and a rituximab product, selinexor, tafasitamab in combination with lenalidomide and chemotherapy using small molecules. In addition, we expect potential new competitors, including bispecific antibodies, to enter the market as potential treatment options for such patients in the future. In the relapsed or refractory HL setting, for which we are developing Cami, current third-line treatment options include chemotherapy, immunotherapy and brentuximab vedotin. In addition, we expect changes to the treatment paradigm, such as the movement of brentuximab vedotin to earlier lines of therapy and the potential expanded use of checkpoint inhibitors, and potential new entrants such as bispecific antibodies. We expect our products and product candidates to compete on efficacy, tolerability and convenience compared to other treatment options. However, there can be no assurance that our products and product candidates would be able to compete effectively.

Our commercial opportunities could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects or are more convenient than any products that we may develop, which would render our products obsolete or noncompetitive. Our competitors also may obtain FDA, EMA or regulatory approval in other jurisdictions for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. We anticipate that we will face increased competition in the future as additional companies enter our market and scientific developments surrounding other cancer therapies continue to accelerate.

In addition, our ability to compete may be affected in many cases by insurers or other third-party payors seeking to encourage the use of generic products or biosimilars. Generic products are currently on the market for the indications that we are pursuing, and biosimilars and additional generic products are expected to become available over the coming years. In the United States, the Biologics Price Competition and Innovation Act of 2009 (the “BPCIA”), included as a subtitle in the Health Care Reform Act, established a pathway for the FDA approval of follow-on biologics and provides a twelve-year data exclusivity period for reference products and an additional six-

month exclusivity period if pediatric studies are conducted. It is unclear how the Health Care Reform Act repeal and reform efforts discussed above will impact the biosimilar framework created by the Health Care Reform Act and thus, our business. In Europe, the EMA has issued guidelines for approving products through an abbreviated pathway, and biosimilars have been approved in Europe. If a biosimilar version of one of our products is approved in the United States or Europe, it could have a negative effect on sales and gross profits of the product and our financial condition.

Risks Related to Our Relationship with Third Parties

We rely on third parties to conduct preclinical studies and clinical trials of our products and product candidates. If they do not properly and successfully perform their obligations to us, we may not be able to maintain regulatory approvals for our products or obtain regulatory approvals for our product candidates.

We rely, and we expect that we will continue to rely, on CROs and other third parties to assist in managing, monitoring and otherwise carrying out preclinical studies and clinical trials of our products and product candidates. We currently rely on third parties to manage and conduct our clinical trials of Zynlonta and our product candidates. As a result of our reliance on CROs and other third parties, we have less direct control over the conduct, timing and completion of these clinical trials and the management of data developed through clinical trials than we would otherwise have if we relied entirely upon our own staff. These CROs and other third parties are not our employees and we have limited control over the amount of time and resources that they dedicate to our preclinical studies and clinical trials. In addition, communications with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Outside parties may:

•	have staffing difficulties;

•	fail to comply with contractual obligations;

•	experience regulatory compliance issues;

•	undergo changes in priorities or become financially distressed; or

•	form relationships with other entities, some of which may be our competitors.

If these third parties do not successfully carry out their duties under their agreements, or if the quality or accuracy of the data they obtain is compromised due to their failure to adhere to clinical trial protocols or to regulatory requirements, or if they otherwise fail to comply with clinical trial protocols or meet expected deadlines, the clinical trials of our products and product candidates may not meet regulatory requirements. Specifically, the FDA, the EMA and comparable regulatory authorities in other jurisdictions require compliance with regulations and standards, including GCP, for designing, conducting, monitoring, recording, analyzing and reporting the results of clinical trials to assure that the data and results are credible and accurate and that the rights, integrity and confidentiality of study participants are protected. Although we rely, and intend to continue to rely, on third parties to conduct our clinical trials, they are not our employees, and we are responsible for ensuring that each of these clinical trials is conducted in accordance with its general investigational plan, protocol, legal and regulatory requirements and scientific standards. Our reliance on these third parties for research and development activities will reduce our control over these activities, but will not relieve us of our responsibilities. If our CROs and other third-party research and development partners fail to comply with applicable GCPs or other regulatory requirements, the clinical data generated in our clinical trials may be deemed unreliable and preclinical development activities or clinical trials may be extended, delayed, suspended or terminated.

We compete with many other companies for the resources of these third parties. These third parties may have contractual relationships with other entities, some of which may be our competitors, which may draw time and resources from our preclinical studies and clinical trials. The third parties with whom we contract might not be diligent, careful or timely in conducting our preclinical studies or clinical trials, resulting in the preclinical studies or clinical trials being delayed or unsuccessful.

Some of our CROs have an ability to terminate their respective agreements with us if it can be reasonably demonstrated that the safety of the subjects participating in our clinical trials warrants such termination, if we make a general assignment for the benefit of our creditors or if we are liquidated. If any of our relationships with these CROs terminate, we may not be able to enter into arrangements with alternative CROs or to do so on commercially reasonable terms. Switching or adding additional CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays may occur in our clinical trials, which can materially impact our ability to meet our desired clinical development and commercialization timelines. There can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, results of operations, financial condition and prospects.

We rely on third parties for the manufacture, production, storage and distribution of our products and product candidates. Our dependence on these third parties may impair the clinical advancement and commercialization of our products and product candidates.

We rely, and expect that we will continue to rely, on third parties for the manufacturing and supply of our products and product candidates, and such reliance on third-party manufacturers may expose us to different risks than if we were to manufacture products and product candidates ourselves. There are four manufacturing streams for the manufacture of one of our products and product candidates: the antibody, the PBD-based payload, the ADC drug substance and the drug product. In addition, we contract with specialized analytical laboratories for lot release and stability testing of our products and product candidates. For the foreseeable future, we expect to continue to rely on such third parties for the manufacture, production, storage and distribution of our products and product candidates on a clinical and commercial scale. If our agreements with these third parties expire or are terminated, there is no guarantee that we would be able to negotiate new agreements with them or other third parties on equally favorable terms as the current agreements, or at all.

Reliance on third-party providers may expose us to different risks than if we were to manufacture and supply products and product candidates ourselves. The facilities used by our CMOs or other third-party manufacturers to manufacture our products and product candidates must be approved by the EMA and comparable regulatory authorities in other jurisdictions, and the FDA requires our CMOs or other third-party manufacturers to maintain a compliance status acceptable to the FDA, pursuant to inspections that will be conducted after we submit the marketing application to the applicable regulatory authorities. Although we have auditing rights with all our manufacturing counterparties, we do not have control over a supplier’s or manufacturer’s compliance with these laws, regulations, applicable cGMP standards and other laws and regulations, such as those related to environmental health and safety matters.

If our CMOs or other third-party manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA, the EMA and comparable regulatory authorities in other jurisdictions, or if the quality or accuracy of the manufacturing and quality control data they obtain is compromised due to their failure to adhere to protocols or to regulatory requirements, we will not be able to maintain regulatory approval of our products or secure regulatory approval for our products and product candidates. The FDA, the EMA and comparable regulatory authorities in other jurisdictions may require us to submit product samples of any lot of any approved product together with the protocols showing the results of applicable tests at any time. Under some circumstances, the FDA, the EMA and comparable regulatory authorities may require that we do not distribute a lot or lots until the relevant agency authorizes such release. Deviations in the manufacturing process, including those affecting quality attributes and stability, may result in unacceptable changes in the product that could result in lot failures or product recalls. Furthermore, some of our CMOs are engaged with other companies to supply or manufacture materials or products for such companies, which exposes our CMOs to regulatory risks for the production of such materials and products. If a CMO or other third-party manufacturer cannot maintain a compliance status acceptable to the FDA, or if the EMA or a comparable regulatory authority in another jurisdiction does not approve these facilities for the manufacture of our products and product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our products and product candidates. Any failure to achieve and maintain compliance with these laws, regulations and standards could subject us to the risk that we may have to suspend the manufacturing of our products and product candidates and that obtained approvals could be revoked, which would adversely affect our business and reputation.

We contract with one CMO for each component of a product or product candidate and the same CMO for multiple components of a product or product candidate or services involved in manufacturing our products and product candidates. We cannot ensure that these CMOs will remain in business or that they will not be purchased by one of our competitors or another company that is not interested in continuing to work with us. Our use of exclusive CMOs exposes us to several risks, including:

•	delays or stoppages in product shipments, including loss shipments and cross-border logistical complications, resulting in delayed and lost shipments;

•	delays to the development and commercialization timelines;

•	an inability to commence or continue clinical trials;

•	interruption of supply resulting from modifications to a CMO’s operations;

•	delays or stoppage in manufacturing or shipment due to a CMO’s bankruptcy, winding-up, reorganization or similar corporate failures or financial distress;

•	delays in product manufacturing or shipments resulting from uncorrected defects, reliability or stability issues, or a CMO’s variation in a component;

•	a lack of long-term arrangements for key components;

•	inability to obtain adequate supply in a timely manner, or to obtain adequate supply on commercially reasonable terms;

•	difficulty and cost associated with locating and qualifying alternative CMOs for our components or raw materials in a timely manner;

•	production delays related to the evaluation and testing of components from alternative CMOs, and corresponding regulatory qualifications;

•	delay in delivery due to our CMOs’ prioritizing other customer orders over ours;

•	damage to our reputation and product liability claims caused by defective products and product candidates produced by our CMOs; and

•	potential price increases.

The failure of one or more CMOs to supply products or product candidates or their components that meet our specifications could delay our clinical trials and the regulatory approval and commercialization of our products and product candidates and impair our ability to fulfill post-marketing regulatory requirements. A CMO may not be able to correct batch failures in a reasonable timeframe, if at all, which may require us to seek replacement CMOs. In the past, we have received batches of certain of our product candidates that did not meet our specifications. There can be no assurance that CMOs will be able to manufacture products and product candidates and their components that meet our specifications, which could delay our clinical trials and the regulatory approval and commercialization of our products and product candidates and impair our ability to fulfill post-marketing regulatory requirements.

Establishing additional or replacement CMOs could take a substantial amount of time and it may be difficult to establish replacement CMOs who meet regulatory requirements. In general, there are relatively few alternative CMOs that are able to manufacture our products and product candidates under cGMP. If we have to switch to a replacement CMO, the manufacture and delivery of our products and product candidates could be interrupted for an extended period, which could adversely affect our business. If we are able to find a replacement CMO, the replacement CMO would need to be qualified and may require additional regulatory authority approval, which could result in further delay regulatory approval and commercialization of our products and product candidates.

Furthermore, third-party providers may breach, terminate or decline to renew agreements they have with us because of factors beyond our control, such as their own financial difficulties or business priorities, international trade restrictions and financial costs, potentially at a time that is costly or otherwise inconvenient for us or our partners. In such cases, we would face the challenge of transferring complicated manufacturing techniques to other CMOs. We may incur significant costs and be required to devote significant time to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. A transfer of the manufacturing process for our products and product candidates would be time-consuming, and we or our partners may not be able to achieve such transfer. If we are unable to find an adequate replacement or another acceptable solution in time, clinical trials of our products and product candidates could be delayed or our commercial activities could be harmed.

Our third-party manufacturers may be unable to successfully scale up manufacturing of our products and product candidates in sufficient quality and quantity, which may impair the clinical advancement and commercialization of our products and product candidates.

In order to conduct clinical trials of our products and product candidates and commercialize our products, our manufacturing partners need to manufacture them in large quantities. However, they may be unable to successfully increase the manufacturing capacity for any of our products and product candidates in a timely or cost-effective manner, or at all. In addition, quality issues may arise during scale-up activities. Furthermore, due to the specific nature of our ADCs’ components and availability of production capacity, there is significant lead time required by our third-party manufacturers to provide us with the needed manufacturing services. If we, or any manufacturing partners, are unable to successfully scale up the manufacture of our products and product candidates in sufficient quality and quantity, the development, testing and clinical trials of these products and product candidates may be delayed or infeasible, and regulatory approval or commercialization of any resulting products may be delayed or not obtained, which could significantly harm our business. Supply sources could be interrupted from time to time and, if interrupted, it is not certain that supplies could be resumed (whether in part or in whole) within a reasonable timeframe and at an acceptable cost, or at all. If we are unable to obtain or maintain third-party manufacturing for commercial supply of our products and product candidates, or to do so on commercially reasonable terms, we may not be able to develop and commercialize our products and product candidates successfully.

We may not be successful in establishing commercialization collaborations and licensing agreements, which could adversely affect our ability to commercialize our products.

We commercialize our products in the United States and may selectively pursue strategic collaborations and licensing agreements with third parties to commercialize our products outside of the United States. We may not be successful in entering into such marketing and distribution arrangements with third parties or in entering in such marketing and distribution arrangements with third parties on favorable terms. Moreover, such arrangements are complex and time-consuming to negotiate, document and implement and they may require substantial resources to maintain.

In addition, it is possible that a collaborator may not devote sufficient resources to the commercialization of our products or may otherwise fail in its commercialization efforts, in which event the commercialization of such products could be delayed or terminated and our business could be substantially harmed. In addition, the terms of any collaboration or other arrangement that we establish may not be favorable to us or may not be perceived as favorable, which may negatively impact our business, financial condition, results of operations and prospects.

We collaborate with third parties in the research, development and commercialization of certain of our products and product candidates. If our collaborators do not perform as expected or if we are unable to maintain existing or establish additional collaborations, our ability to develop and commercialize our products and product candidates may be adversely affected.

From time to time, we may enter into collaboration agreements with third parties that have experience in product development, manufacturing and/or commercialization for products, product candidates and/or research programs. We may face significant competition in seeking appropriate partners for our products and product candidates, and the negotiation process may be time-consuming and complex. Potential collaborators must view our products and product candidates as economically valuable in markets they determine to be attractive in light of the terms that we are seeking and other available products for licensing by other companies. Even if we are successful in our efforts to establish collaborations, the terms that we agree upon may not be favorable to us, and we may not be able to maintain such collaborations if, for example, development or approval of a product or product candidate is delayed or sales of an approved product are disappointing. If we fail to establish and maintain collaborations, we could bear all of the risk and costs related to the development and commercialization of any such product or product candidate, and we may need to seek additional financing, hire additional employees and otherwise develop expertise for which we have not budgeted.

In such collaborations, we will depend on the performance of our collaborators. Our collaborators may fail to perform their obligations under the collaboration agreements or may not perform their obligations in a timely manner. If conflicts arise between our collaborators and us, the other party may act in a manner adverse to us and could limit our ability to implement our strategies. Furthermore, our collaborators may not properly obtain, maintain, enforce or defend our intellectual property or proprietary rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our proprietary information or expose us to potential litigation. In addition, we cannot control the amount and timing of resources our collaborators may devote to our products and product candidates. They may separately pursue competing products, therapeutic approaches or technologies to develop treatments for the diseases targeted by us. Competing products, either developed by the collaborators or to which the collaborators have rights, may result in the withdrawal of support for our products and product candidates. Even if our collaborators continue their contributions to the strategic collaborations, they may nevertheless determine not to actively pursue the development or commercialization of any resulting products. Additionally, if our collaborators pursue different clinical or regulatory strategies with their product candidates based on similar technology as used in our products and product candidates, adverse events with their product candidates could negatively affect our products and product candidates. Any of these developments could harm our development and commercialization efforts.

We may be subject to exclusivity and other governance provisions within a collaboration agreement that may prevent us from pursuing certain alternative product candidates and exercising complete control over our products’ and product candidates’ development and commercialization. For example, Zynlonta, ADCT-602, ADCT-601 and ADCT-901 are subject to a joint venture and a license and collaboration agreement with Overland Pharmaceuticals in greater China and Singapore and Cami is subject to a collaboration and license agreement with Genmab. See “Item 4. Information on the Company—B. Business Overview—License and Collaboration Agreements” in our Annual Report. In addition, our collaborators will likely have customary termination rights under these agreements. Any termination of an agreement by the relevant collaborators could affect our ability to develop further such products and product candidates or adversely affect how we are perceived in scientific and financial communities. Therefore, if our collaborators terminate or breach our agreements with them, or otherwise fail to complete their obligations in a timely manner, it may have a detrimental effect on our financial position by reducing or eliminating the potential for us to receive technology access and license fees, milestones and royalties, reimbursement of development costs, as well as possibly requiring us to devote additional efforts and incur costs associated with pursuing internal development of products and product candidates. Furthermore, if our collaborators do not prioritize and commit sufficient resources to our products and product candidates, we or our partners may be unable to develop or commercialize these products, which would limit our ability to generate revenue and become profitable.

We rely on third parties to perform certain services for our commercialized products. If these third parties fail to perform as expected or to comply with legal and regulatory requirements, our ability to commercialize our products will be impacted and we may be subject to regulatory sanctions.

We contract with third-party service providers to perform certain functions related to the sale and distribution of our products, key aspects of which will be out of our direct control. These functions include, or in the future may include, key services related to warehousing and inventory control, distribution and customer service. If these third-party service providers fail to comply with applicable laws and regulations, fail to meet expected deadlines, or otherwise do not carry out their contractual duties to us, or encounter physical or natural damage at their facilities, our ability to deliver product to meet commercial demand could be significantly impaired and we may be subject to regulatory enforcement action. In addition, we engage, or in the future may engage, third parties to perform various other services for us relating to pharmacovigilance and adverse event reporting, safety database management, fulfillment of requests for medical information regarding our products and related services. If the quality or accuracy of the data maintained by these service providers is insufficient, or these third parties otherwise fail to comply with regulatory requirements, we could be subject to regulatory sanctions. Additionally, if any third party that we contract to calculate and report pricing information mandated by various government programs fails to timely report or adjust prices as required, or errors in calculating government pricing information from transactional data in our financial records, it could impact our discount and rebate liability, and potentially subject us to regulatory sanctions or FCA lawsuits.

Risks Related to Intellectual Property

If we are unable to obtain, maintain or protect our intellectual property rights in any products or technologies we develop, or if the scope of the intellectual property protection obtained is not sufficiently broad, third parties could develop and commercialize products and technology similar or identical to ours, and we may not be able to compete effectively in our market.

Our success depends in significant part on our own and any of our licensors’ ability to obtain, maintain and protect patents and other intellectual property rights and operate without infringing, misappropriating, or otherwise violating the intellectual property rights of others. To protect our proprietary position, we have filed numerous patent applications both in the United States and in foreign jurisdictions to obtain patent rights to inventions we have developed that are important to our business, including Zynlonta and Cami. We have also licensed from third parties rights to patents and other intellectual property, including from MedImmune with respect to the PBD technology we use for our PBD-based ADCs, from Synaffix B.V. (“Synaffix”) for site-specific conjugation technology we use in ADCT-601 and ADCT-701, from Genmab with respect to the antibody we use in Cami and from other parties for some of our other product candidates and related technology. If we or our current or future licensors are unable to obtain or maintain patent protection with respect to such inventions and technology, our business, financial condition, results of operations and prospects could be materially harmed.

The patent prosecution process is expensive, time-consuming and complex, and we and our current or future licensors may not be able to prepare, file, prosecute, maintain and enforce all necessary or desirable patent applications at a reasonable cost or in a timely manner. Patents may be invalidated and patent applications may not be granted for a number of reasons, including known and unknown prior art (including our own prior art), deficiencies in the patent applications or the lack of novelty of the underlying inventions or technology. It is also possible that we or our current and future licensors will fail to identify patentable aspects of inventions made in the course of research, development and commercialization activities in time to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research, development and commercialization activities, such as our employees, corporate collaborators, outside scientific collaborators, CROs, consultants, advisors and other third parties, any of these parties may breach the agreements and disclose such activities before a patent application is filed, thereby jeopardizing our ability to seek patent protection. In addition, publications of discoveries in the scientific literature often lag behind actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until eighteen months after filing, or in some cases not at all. Therefore, we cannot be certain that we or our current or future licensors were the first to make the inventions claimed in our owned or licensed patents or patent applications, or that we or our current or future licensors were the first to file for patent protection of such inventions.

Moreover, in some circumstances, we may not have the right to control the preparation, filing, prosecution, maintenance, enforcement and defense of patents and patent applications covering technology that we license from third parties, and are reliant on our licensors. For example, pursuant to our agreements with MedImmune and Genmab, MedImmune and Genmab retain control of the preparation, filing, prosecution, maintenance, enforcement and defense of certain of the patents and patent applications licensed to us. Therefore, these patents and applications may not be prepared, filed, prosecuted, maintained, enforced and defended in a manner consistent with the best interests of our business. If our current or future licensors fail to prosecute, maintain, enforce or defend such patents and other intellectual property rights, are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, or lose rights to those patents or patent applications, the rights that we have licensed may be reduced or eliminated, and our right to develop and commercialize any of our products and product candidates that are the subject of such licensed rights could be adversely affected.

The patent position of biotechnology companies generally is highly uncertain, involves complex legal and factual questions and has, in recent years, been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our and our current or future licensors’ patent rights are highly uncertain. For example, there is significant uncertainty, and there has been much litigation, regarding what is considered patentable subject matter under U.S. patent law, including with respect to diagnostics. Our owned and licensed pending and future patent applications may not result in patents being issued which protect the products or technologies we develop, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. Moreover, the patent examination process may require us or our current and future licensors to narrow the scope of the claims of our owned or licensed pending and future patent applications, which may limit the scope of patent protection that may be obtained. Additionally, the scope of patent protection can be reinterpreted after issuance. Even if our owned or licensed pending and future patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. Any patents that we hold or in-license may be challenged, narrowed, circumvented or invalidated by third parties in court or in patent offices in the United States and abroad. Our owned or licensed patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications, and then, only to the extent the issued claims cover the technology. Our competitors or other third parties may also be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner.

We may be subject to a third-party pre-issuance submission of prior art to the United States Patent and Trademark Office (“USPTO”). We cannot assure you that all of the potentially relevant prior art relating to our patents and patent applications has been found. If such prior art exists, it can invalidate a patent or prevent a patent from issuing from a pending patent application Even if patents do successfully issue and even if such patents cover our products and product candidates, third parties may initiate an opposition, interference, reexamination, post-grant review, inter partes review, nullification or derivation action in court or before patent offices, or other proceedings challenging the inventorship, validity, enforceability or scope of such patents, which may result in the patent claims being narrowed or invalidated. An adverse determination in any such proceeding or litigation could reduce the scope of, or invalidate, the patent rights we own or license, allow third parties to commercialize the products or technologies we develop and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Moreover, we, or our current or future licensors, may have to participate in interference proceedings declared by the USPTO to determine priority of invention or in post-grant challenge proceedings, such as oppositions in foreign patent offices, that challenge priority of invention or other features of patentability. Such challenges may result in loss of patent rights, loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of the products, product candidates and technologies we develop, including Zynlonta or Cami. Such proceedings also may result in substantial cost and require significant time and attention from our scientific and management personnel, even if the eventual outcome is favorable to us. Consequently, there can be no assurance that any product, product candidate or technology we develop will be protectable or remain protected by valid and enforceable patents. In addition, if the breadth or strength of protection provided by our patents or patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future products and product candidates.

Because patent applications in the United States and most other countries are confidential for a period of time after filing, and some remain so until issued, we cannot be certain that we or our current and future licensors were the first to file any patent application related to a product or product candidate. Furthermore, if third parties have filed such patent applications on or before March 15, 2013, an interference proceeding in the United States can be initiated by such third parties to determine who was the first to invent any of the subject matter covered by the patent claims of our applications. If third parties have filed such applications after March 15, 2013, a derivation proceeding in the United States can be initiated by such third parties to determine whether our invention was derived from theirs. Even where we have a valid and enforceable patent, we may not be able to exclude others from practicing our invention where the other party can show that they used the invention in commerce before our filing date or the other party benefits from a compulsory license. Any of the foregoing could have a material adverse effect on our business, results of operations, financial condition and prospects.

Issued patents covering one or more of our products, product candidates or technologies, including Zynlonta, Cami or the technology we use in our products and product candidates, could be found invalid or unenforceable if challenged in court.

To protect our competitive position, we may, from time to time, resort to litigation in order to enforce or defend any patents or other intellectual property rights owned by or licensed to us, or to determine or challenge the scope or validity of patents or other intellectual property rights of third parties. Enforcement of intellectual property rights is difficult, unpredictable and expensive, and many of our or our licensors’ or collaboration partners’ adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we or our licensors or collaboration partners can. Accordingly, despite our or our licensors’ or collaboration partners’ efforts, we or our licensors or collaboration partners may not prevent third parties from infringing upon or misappropriating intellectual property rights we own or control, particularly in countries where the laws may not protect those rights as fully as in the United States and the European Union. We may fail in enforcing our rights, in which case third parties, including our competitors, may be permitted to use our technology without being required to pay us any license fees.

In addition, litigation involving our patents carries the risk that one or more of our patents will be held invalid (in whole or in part, on a claim-by-claim basis) or held unenforceable. Such an adverse court ruling could allow third parties, including our competitors, to commercialize or use our products, product candidates and technologies, including the PBD technology we use in our products and product candidates, and then compete directly with us, without payment to us.

If we or one of our current or future licensors were to initiate legal proceedings against a third party to enforce a patent covering one of our products or product candidates, the defendant could counterclaim that such patent is invalid or unenforceable. In patent litigation in the United States and in Europe, defendant counterclaims alleging invalidity or unenforceability are commonplace. A claim for a validity challenge may be based on failure to meet any of several statutory requirements, for example, lack of novelty, obviousness or non-enablement. A claim for unenforceability could involve an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or the European Patent Office or made a misleading statement during prosecution. Third parties may also raise similar claims before the USPTO or an equivalent foreign body, even outside the context of litigation. Potential proceedings include reexamination, post-grant review, inter partes review, interference proceedings, derivation proceedings and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in the revocation of, cancellation of, or amendment to our patents in such a way that they no longer cover our technology or any products or product candidates that we may develop. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art of which we or our licensing partners and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on one or more of our products or product candidates or certain aspects of the PBD technology we use in our products and product candidates. Such a loss of patent protection could have a material adverse impact on our business, financial condition, results of operations and prospects. Further, litigation could result in substantial costs and diversion of management resources, regardless of the outcome, and this could harm our business and financial results. Patents and other intellectual property rights also will not protect our technology if competitors design around our protected technology without infringing our patents or other intellectual property rights.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time-consuming and unsuccessful.

Competitors and other third parties may infringe, misappropriate or otherwise violate our issued patents or other intellectual property or the patents or other intellectual property of our licensors, or we or our licensors may be required to defend against claims of infringement, misappropriation or other violations of intellectual property held by third parties. In addition, our patents or the patents of our licensors may become involved in inventorship or priority disputes. To counter infringement, misappropriation or other unauthorized use, we or our licensors may be required to file infringement claims, which can be expensive and time-consuming. Any claims we or our licensors assert against perceived infringers could provoke these parties to assert counterclaims alleging that we or our licensors infringe their patents or that our or our licensors’ patents are invalid or unenforceable. In a patent infringement proceeding, a court may decide that a patent of ours or one of our licensors’ is invalid or unenforceable, in whole or in part, construe the patent’s claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that our or our licensors’ patents do not cover the technology. An adverse result in any litigation proceeding could put one or more of our owned or licensed patents at risk of being invalidated, held unenforceable or interpreted narrowly. We may find it impractical or undesirable to enforce our intellectual property rights against some third parties.

Interference proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our or our licensors’ patents or patent applications. If we or our licensors are unsuccessful in any interference proceedings to which we or they are subject, we may lose valuable intellectual property rights through the loss of one or more patents owned or licensed or our owned or licensed patent claims may be narrowed, invalidated or held unenforceable. If we or our licensors are unsuccessful in any interference proceeding or other priority or inventorship dispute, we may be required to obtain and maintain licenses from third parties, including parties involved in any such interference proceedings or other priority of inventorship disputes. Such licenses may not be available on commercially reasonable terms or at all, or may be non-exclusive. If we are unable to obtain and maintain such licenses, we may need to cease the development, manufacture and commercialization of one or more of the products and product candidates we may develop. The loss of exclusivity or narrowing of our owned or licensed patent claims could limit our ability to stop others from using or commercializing similar or identical technology and products. Any of the foregoing could have a material adverse effect on our business, results of operations, financial condition and prospects.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose the ability to continue the development and commercialization of our products and product candidates.

We are party to a number of intellectual property and technology licenses that are important to our business. For example, the PBD technology we use to generate our PBD-based ADCs was developed by, and is licensed on a target-exclusive basis from, MedImmune. All of our ADC products, product candidates and research programs utilize a PBD-based warhead. In addition, we license certain patents and know-how relating to the antibodies used and incorporated into Cami from Genmab and those used and incorporated into our other product candidates from other third-party licensors. For more information regarding these agreements, see “Item 4. Information on the Company—B. Business Overview—License and Collaboration Agreements” in our Annual Report. If we fail to comply with our obligations under these or our other agreements, including payment and diligence terms, our current and future licensors may have the right to terminate these agreements, in which event we may not be able to develop, manufacture, market or sell any product that is covered by these agreements or may face other penalties under these agreements. Such an occurrence could adversely affect the value of the products and product candidates being developed under any such agreement. Termination of these agreements or reduction or elimination of our rights under these agreements may result in our having to negotiate new or reinstated agreements, which may not be available to us on equally favorable terms, or at all, or cause us to lose our rights under these agreements, including our rights to intellectual property or technology important to our development programs. Accordingly, termination of these agreements may require us to cease the development of our products and product candidates, including Zynlonta or Cami.

Disputes may arise regarding intellectual property subject to a licensing agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	the sublicensing of patent and other rights under our existing collaborative development relationships and any collaboration relationships we might enter into in the future;

•	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our current and future licensors and us; and

•	the priority of invention of patented technology.

In addition, the agreements under which we license intellectual property or technology from third parties are generally complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreements. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected products and product candidates. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not be successful in obtaining additional intellectual property rights necessary or required to further develop our products and product candidates.

A third party may hold intellectual property, including patent rights, that is important or necessary to the development of our products and product candidates. In order to avoid infringing these third-party patents, we may find it necessary or prudent to obtain licenses from such third-party intellectual property holders. Moreover, we may need to obtain additional licenses from our existing licensors and others to advance our research or allow commercialization of products and product candidates we may develop. In addition, many of our patents are co-owned with MedImmune, which licenses its interest in such patents to us. With respect to any patents we co-own with third parties, we may require licenses to such co-owners’ interest to such patents. In addition, we may need the cooperation of any co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. We may be unable to secure such licenses or otherwise acquire or in-license any compositions, methods of use, processes or other intellectual property rights from third parties that we identify as necessary for products and product candidates we develop, including Zynlonta or Cami. The licensing or acquisition of third-party intellectual property rights is a competitive area, and more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development or commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. As a result, we may be unable to obtain any such licenses at a reasonable cost or on reasonable terms, if at all. In that event, we may be required to expend significant time and resources to redesign our technology, products, product candidates or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected products and product candidates, including Zynlonta or Cami, which could significantly harm our business, financial condition, results of operations and prospects. In addition, even if we obtain a license, it may be non-exclusive, thereby giving third parties, including our competitors, access to the same technologies licensed to us. In addition, any license we obtain could require us to make substantial licensing and royalty payments. If we are unable to obtain an exclusive license to any third-party or co-owned patents or patent applications, such parties may be able to license their rights to other third parties, including our competitors, and such third parties could market competing products and technology. Any of the foregoing could have a material adverse effect on our business, results of operations, financial condition and prospects.

Third parties may initiate legal proceedings against us alleging that we infringe, misappropriate, or otherwise violate their intellectual property rights or we may initiate legal proceedings against third parties to challenge the validity or scope of intellectual property rights controlled by third parties, the outcome of which would be uncertain and could have an adverse effect on the success of our business.

Our commercial success depends upon our ability to develop, manufacture, market and sell our products and product candidates and use our and our current or future licensors’ proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. The biotechnology and pharmaceutical industries are characterized by extensive litigation regarding patents and other intellectual property rights. Third parties may initiate legal proceedings against us or our current and future licensors alleging that we or our current and future licensors infringe, misappropriate or otherwise violate their intellectual property rights. In addition, we and our licensors have initiated, and we and our current and future licensors may in the future initiate, legal proceedings against third parties to challenge the validity or scope of intellectual property rights controlled by third parties, including in oppositions, interferences, reexaminations, inter partes reviews or derivation proceedings in the United States or other jurisdictions. These proceedings can be expensive and time-consuming, and many of our or our current and future licensors’ adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we or our current and future licensors. Numerous U.S.- and foreign-issued patents and pending patent applications which are owned by third parties exist in the fields in which we are pursuing our products and product candidates. We are aware of a patent family with issued claims that could be construed to cover the linker in ADCT-601 and ADCT-701. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that we may be subject to claims of infringement of the patent rights of third parties.

There are, and in the future, we may identify, other third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of one or more of our products and product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our products and product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Parties making infringement, misappropriation or other intellectual property claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our products and product candidates, including Zynlonta or Cami. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of management and employee resources. In addition, even if we believe any third-party intellectual property claims are without merit, there is no assurance that a court would find in our favor on questions of validity, enforceability, priority or non-infringement. A court of competent jurisdiction could hold that such third-party patents are valid, enforceable and infringed, which could materially and adversely affect our ability to commercialize any of our products, product candidates or technologies covered by the asserted third-party patents. In order to successfully challenge the validity of any such third-party U.S. patents in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. An unfavorable outcome could require us or our current and future licensors to cease using the related technology or developing or commercializing our products and product candidates, or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us or our current and future licensors a license on commercially reasonable terms or at all. Even if we or our current and future licensors obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us or our current and future licensors, and it could require us to make substantial licensing and royalty payments. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent. A finding of infringement, misappropriation or other violation of third-party intellectual property could prevent us from commercializing our products and product candidates or force us to cease some of our business operations, which could harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar material adverse effect on our business, results of operations, financial condition and prospects. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure.

We may be subject to claims by third parties asserting that we or our employees, consultants or advisors have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

Many of our employees, consultants, and advisors, including our senior management, were previously employed at other biopharmaceutical companies, including our competitors or potential competitors. Some of these employees executed proprietary rights, non-disclosure and/or non-competition agreements in connection with such previous employment. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed confidential information or intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending against any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Such intellectual property rights could be awarded to a third party, and we could be required to obtain a license from such third party to commercialize our technology or products. Such a license may not be available on commercially reasonable terms, or at all.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, results of operations, financial condition and prospects.

Intellectual property litigation or proceedings could cause us to spend substantial resources and distract our personnel.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims could result in substantial costs and diversion of management resources, which could harm our business. In addition, the uncertainties associated with litigation could compromise our ability to raise the funds necessary to continue our clinical trials, continue our internal research programs or in-license needed technology or other product candidates. There could also be public announcements of the results of the hearing, motions or other interim proceedings or developments. If securities analysts or investors perceive those results to be negative, it could cause the price of our common shares to decline. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Most of our competitors are larger than we are and have substantially greater resources. They are, therefore, likely to be able to sustain the costs of complex patent litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon, misappropriating or otherwise violating our intellectual property. Any of the foregoing events could harm our business, financial condition, results of operation and prospects.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our products and product candidates.

Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is therefore costly, time-consuming and inherently uncertain. Changes in either the patent laws or the interpretation of the patent laws in the United States or other jurisdictions could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Recent patent reform legislation in the United States and other countries, including the Leahy-Smith America Invents Act (the “Leahy-Smith Act”) could increase those uncertainties and costs. The Leahy-Smith Act includes provisions that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents, and may also affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO-administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. In addition, assuming that other requirements for patentability are met, prior to March 15, 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 15, 2013, under the Leahy-Smith Act, the United States transitioned to a first inventor to file system in which, assuming that the other statutory requirements are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. The Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other government fees on any issued patent or patent application are due to be paid to the USPTO and various government patent agencies outside of the United States in several stages over the lifetime of our owned or licensed patents and applications. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can, in some cases, be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in a partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we or our current and future licensors fail to maintain the patents and patent applications covering our products and product candidates, our patent protection could be reduced or eliminated and our competitors might be better able to enter the market with competing products or technology, which could have a material adverse effect on our business, financial condition, results of operation and prospects.

If we do not obtain patent term extension for any product candidates we may develop, our business may be materially harmed.

Patents have a limited lifespan. Due to the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired for a product, we may be open to competition from competitive medications, including biosimilar or generic medications. At the time of the expiration of any relevant patents, the underlying technology covered by such patents can be used by any third party, including competitors. Although the patent term extensions under the Drug Price Competition and Patent Term Restoration Action of 1984 (the “Hatch-Waxman Amendments”) in the United States may be available to extend the patent term, we cannot provide any assurances that any such patent term extension will be obtained and, if so, for how long.

Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized. Depending upon the timing, duration and specifics of any FDA marketing approval of any product candidates we may develop, one or more of our U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent term extension of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. However, we may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or the regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations and prospects could be materially harmed.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, enforcing and defending patents on products and product candidates in all countries throughout the world would be prohibitively expensive, and our owned or licensed intellectual property rights may not exist in some countries outside the United States or may be less extensive in some countries than in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. For example, in some jurisdictions, including Europe, it is more difficult to obtain patents protecting a medical method of use, and any such patents we are able to obtain in such jurisdictions may issue with narrower scope than their U.S. counterparts. Consequently, we and our current and future licensors may not be able to prevent third parties from practicing our owned or licensed inventions in all countries outside the United States, or from selling or importing products made using our owned or licensed inventions in and into the United States or other jurisdictions. Competitors may use our owned or licensed technologies to develop their own products in jurisdictions where we have not obtained patent protection and, further, may export otherwise infringing products to territories where we and our current and future licensors have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and product candidates, including Zynlonta or Cami, and our owned and licensed patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology, which could make it difficult for us and our current and future licensors to stop the infringement of our owned or licensed patents or marketing of competing products in violation of our owned or licensed intellectual property and proprietary rights generally. Proceedings to enforce our owned or licensed intellectual property and proprietary rights in foreign jurisdictions could result in substantial costs and divert our and our current or future licensors’ efforts and attention from other aspects of our business, could put our owned or licensed patents at risk of being invalidated or interpreted narrowly, could put our and our current or future licensors’ patent applications at risk of not issuing, and could provoke third parties to assert claims against us or our current and future licensors. We or our current and future licensors may not prevail in any lawsuits that we or our current and future licensors initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our and our current and future licensors’ efforts to enforce intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or our current and future licensors are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.

If we are unable to protect our confidential information and trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for some of our technology, products and product candidates, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information to maintain our competitive position. Trade secrets can be difficult to protect. We seek to protect these trade secrets, in part, by entering into non-disclosure, confidentiality and invention assignment agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality agreements with our employees and consultants. However, there can be no assurance that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Misappropriation or unauthorized disclosure of our trade secrets could significantly affect our competitive position and may have a material adverse effect on our business.

Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. Some courts both within and outside the United States may be less willing or unwilling to protect trade secrets. Furthermore, trade secret protection does not prevent competitors from independently developing substantially equivalent information and techniques, and we cannot guarantee that our competitors will not independently develop substantially equivalent information and techniques. If a competitor lawfully obtained or independently developed any of our trade secrets, we would have no right to prevent such competitor from using that technology or information to compete with us. Failure on our part to adequately protect our trade secrets or confidential information could have a material adverse effect on our business, results of operations, financial condition and prospects.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, circumvented, declared generic or determined to be infringing on other marks. There can be no assurance that competitors will not infringe our trademarks, that we will have adequate resources to enforce our trademarks or that any of our current or future trademark applications will be approved. During trademark registration proceedings, we may receive rejections and, although we are given an opportunity to respond, we may be unable to overcome such rejections. In addition, in proceedings before the USPTO and in proceedings before comparable agencies in many foreign jurisdictions, trademarks are examined for registrability against prior pending and registered third-party trademarks, and third parties are given an opportunity to oppose registration of pending trademark applications and/or to seek cancellation of registered trademarks. Applications to register our trademarks may be finally rejected, and opposition or cancellation proceedings may be filed against our trademarks, which may necessitate a change in branding strategy if such rejections and proceedings cannot be overcome or resolved. For example, in some jurisdictions the applicable trademark office has rejected our corporate name for registration, or a third party has objected to a published application for a product trademark, which, in some cases, has caused us to abandon or limit our applications, and rely more on the registration for our corporate logo.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•	others may be able to make products that are similar to any products and product candidates we may develop or utilize similar technology but that are not covered by the claims of the patents that we license or may own in the future;

•	we, or our license partners or current or future collaborators, might not have been the first to make the inventions covered by the issued patent or pending patent application that we license or may own in the future;

•	we, or our license partners or current or future collaborators, might not have been the first to file patent applications covering certain of our or their inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or licensed intellectual property rights;

•	it is possible that our pending licensed patent applications or those that we may own in the future will not lead to issued patents;

•	issued patents that we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors;

•	our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we may not develop additional proprietary technologies that are patentable;

•	the patents of others may harm our business; and

•	we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could have a material adverse effect on our business, results of operations, financial condition and prospects.

Risks Related to Our Business and Industry

If we fail to attract and retain senior management and key scientific personnel or fail to adequately plan for succession, we may be unable to successfully develop our product candidates, conduct our clinical trials and commercialize our products.

Our ability to compete in the highly competitive biotechnology industry depends upon our ability to attract, motivate and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on the performance and expertise of members of our senior management and key scientific personnel, including our co-founder and CEO, Dr. Christopher Martin, who was a co-founder of Spirogen Ltd., the company that developed the PBD technology that we use for all of our ADC products, product candidates and research programs. The loss of the services of Dr. Martin or any of our other senior management members, other key employees and scientific and medical advisors could impede the achievement of our research, development and commercialization objectives. Dr. Martin and other members of our senior management are employed pursuant to employment agreements with no term and that require advance notice (twelve months for Dr. Martin) for termination, but Dr. Martin and each of these other persons may terminate their employment with us at any time. In addition, laws and regulations on executive compensation, including legislation in our home country, Switzerland, may restrict our ability to attract, motivate and retain the required level of qualified personnel. In Switzerland, legislation affecting public companies has been passed that, among other things, (i) imposes an annual binding shareholders’ “say-on-pay” vote with respect to the compensation of the members of (a) the executive committee and (b) the board of directors, (ii) prohibits severance, advances, transaction premiums and similar payments to executive officers and directors, and (iii) requires companies to specify various compensation-related matters in their articles of association, thus requiring them to be approved by a shareholders’ vote. Moreover, the United Kingdom’s exit from the European Union may result in difficulties in attracting and retaining qualified personnel for our research and development laboratories in London. We do not maintain “key person” insurance for any of our executives or other employees.

In addition, our failure to put in place adequate succession plans for senior and key management roles or the failure of key employees to successfully transition into new roles could have an adverse effect on our business and operating results. The unexpected or abrupt departure of one or more of our key personnel and the failure to effectively transfer knowledge and effect smooth key personnel transitions may have an adverse effect on our business resulting from the loss of such person’s skills, knowledge of our business, and years of industry experience. If we cannot effectively manage leadership transitions and management changes in the future, our reputation and future business prospects could be adversely affected.

Competition for skilled personnel is intense, particularly in the biotechnology industry. We are headquartered in Lausanne, Switzerland, and maintain research and development laboratories in London, clinical development operations in New Jersey and in Lausanne, commercial operations in New Jersey and chemistry, manufacturing and controls (“CMC”) operations in the San Francisco Bay Area. We face competition for personnel from other companies, universities, public and private research institutions and other organizations. This competition may limit our ability to hire and retain highly qualified personnel on acceptable terms, or at all. We may not be able to attract and retain these personnel on acceptable terms given the competition among numerous biotechnology companies for similar personnel. This possibility is further compounded by the novel nature of our product candidates, as fewer people are trained in or are experienced with product candidates of this type. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed or may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

We may encounter difficulties in managing our growth and expanding our operations successfully.

We are expanding our development, regulatory, manufacturing, marketing and sales capabilities and may need to contract with third parties to provide these capabilities. As our operations expand, we expect that we will need to manage additional relationships with various collaborators, suppliers and other third parties. Our growth will impose significant added responsibilities on members of management. Our management may have to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to these growth activities, including identifying, recruiting, integrating, maintaining and motivating additional employees, managing our research and development efforts effectively, including the clinical trials and the FDA’s, EMA’s or comparable regulatory authority in other jurisdictions’ review process for our product candidates, while complying with our contractual obligations to contractors and other third parties and improving our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to commercialize our products and to compete effectively will depend, in part, on our ability to manage our growth effectively. To that end, we must be able to effectively manage our research and development efforts and hire, train and integrate additional management, administrative and sales and marketing personnel. We may not be able to accomplish these tasks, and our failure to accomplish any of them could prevent us from successfully growing our company or could disrupt our operations.

In addition, we currently rely, and for the foreseeable future will continue to rely, in substantial part on certain independent organizations, advisors and consultants to provide certain services. There can be no assurance that the services of these independent organizations, advisors and consultants will continue to be available to us on a timely basis when needed or that we can find qualified replacements. Furthermore, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval of our product candidates or otherwise advance our business. There can be no assurance that we will be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, if at all.

If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize our products and product candidates and, accordingly, may not achieve our research, development and commercialization goals.

As a result of being a public company, we have incurred costs and expect to continue to incur additional costs, and we may not manage to comply with our internal control procedures and corporate governance structures.

To comply with the requirements imposed on us as a public company, we have incurred, and expect to continue to incur, significant legal, insurance, accounting and other expenses that we did not as a private company. The increased costs may require us to reduce costs in other areas of our business. In addition, our board of directors, management and administrative staff are required to perform additional tasks. For example, we bear all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws. We have invested, and intend to continue to invest, resources to comply with evolving laws, regulations and standards, and this investment will result in increased general and administrative expenses and may divert management’s time and attention from research and development activities. These laws, regulations and standards are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters, enforcement proceedings and higher costs necessitated by ongoing revisions to disclosure and governance practices, which could have a material adverse impact on our business, financial condition, results of operations and prospects.

If we do not achieve our projected development and commercialization goals in the timeframes we announce and expect, our business will be harmed.

For planning purposes, we sometimes estimate the timing of the accomplishment of various scientific, clinical, regulatory and other product development objectives. These milestones may include our expectations regarding the commencement or completion of scientific studies and clinical trials, the regulatory submissions or commercialization objectives. From time to time, we may publicly announce the expected timing of some of these milestones, such as the completion of an ongoing clinical trial, the initiation of other clinical trials, regulatory submissions, receipt of regulatory approval or the commercial launch of a product in various jurisdictions. The achievement of many of these milestones may be outside of our control. All of these milestones are based on a variety of assumptions which may cause the timing of achievement of the milestones to vary considerably from our estimates, including:

•	our available capital resources or capital constraints we experience;

•	the rate of progress, costs and results of our clinical trials and research and development activities, including the extent of scheduling conflicts with participating clinicians and collaborators;

•	our ability to identify and enroll patients who meet clinical trial eligibility criteria;

•	our receipt of approvals by the FDA, the EMA and comparable regulatory authorities in other jurisdictions, and the timing thereof;

•	other actions, decisions or rules issued by regulators;

•	our ability to access sufficient, reliable and affordable supplies of materials used in the manufacture of our products and product candidates;

•	our ability to manufacture and supply clinical trial materials and commercial drug product on a timely basis;

•	the efforts of our collaborators with respect to the commercialization of our products; and

•	the securing of, costs related to, and timing issues associated with, commercial product manufacturing as well as sales and marketing activities.

If we fail to achieve announced milestones in the timeframes we expect, the commercialization of our products may be delayed, and our business, results of operations, financial condition and prospects may be adversely affected.

Failure to comply with health and data protection laws and regulations could lead to government enforcement actions, private litigation and adverse publicity and could negatively affect our operating results and business.

We receive, generate and store significant and increasing volumes of sensitive information, such as employee and patient data. In addition, we actively seek access to medical information, including patient data, through research and development collaborations or otherwise. We have legal and contractual obligations regarding the protection of confidentiality and appropriate use of personal data. We and any potential collaborators may be subject to federal, state, local and foreign laws and regulations that apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data. In the United States, numerous federal and state laws and regulations, including federal health information privacy laws, state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws (for example, Section 5 of the Federal Trade Commission Act), that govern the collection, use, disclosure and protection of health-related and other personal information could apply to our operations or the operations of our collaborators. In addition, we may obtain health information from third parties, including research institutions from which we obtain clinical trial data, that are subject to privacy and security requirements under federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”). Depending on the facts and circumstances, we could be subject to civil, criminal and administrative penalties if we obtain, use, or disclose individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA.

Several foreign jurisdictions, including the European Union, its member states and Australia, among others, have adopted legislation and regulations that increase or change the requirements governing the collection, use, disclosure and transfer of the personal information of individuals in these jurisdictions and place greater control with the data subject. In the United States, the California Consumer Privacy Act (the “CCPA”) increased the requirements governing the collection, use, disclosure and transfer of the personal information of individuals in the state of California. The CCPA gives California residents expanded rights to access and request deletion of their personal information, opt out of certain sales of personal information and receive detailed information about how their personal information is used by requiring covered companies to provide new disclosures to California residents regarding such use. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Additionally, the California Privacy Rights Act (the “CPRA”) generally takes effect on January 1, 2023 and significantly modifies the CCPA, including by expanding consumers’ rights with respect to certain personal information and creating a new state agency to oversee implementation and enforcement efforts, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. As we expand our operations and research and development and commercialization efforts, the CCPA may increase our compliance costs and potential liability. Other states are considering similar laws.

These laws and regulations are complex and change frequently, at times due to changes in political climate, and existing laws and regulations are subject to different and conflicting interpretations, which adds to the complexity of processing personal data from these jurisdictions. These laws have the potential to increase costs of compliance, risks of non-compliance and penalties for non-compliance. The Regulation 2016/679, known as the General Data Protection Regulation (the “GDPR”), as well as European Union member state implementing legislations, apply to the collection and processing of personal data, including health-related information, by companies located in the European Union, or in certain circumstances, by companies located outside of the European Union and processing personal information of individuals located in the European Union.

These laws impose strict obligations on the ability to process personal data, including health-related information, in particular in relation to their collection, use, disclosure and transfer. These include several requirements relating to (i) obtaining, in some situations, the consent of the individuals to whom the personal data relates, (ii) the information provided to the individuals about how their personal information is used, (iii) ensuring the security and confidentiality of the personal data, (iv) the obligation to notify regulatory authorities and affected individuals of personal data breaches, (v) extensive internal privacy governance obligations and (vi) obligations to honor rights of individuals in relation to their personal data (for example, the right to access, correct and delete their data). The GDPR prohibits the transfer of personal data to countries outside of the European Economic Area, such as the United States, which are not considered by the European Commission to provide an adequate level of data protection. Switzerland has adopted similar restrictions. Although there are legal mechanisms to allow for the transfer of personal data from the European Economic Area (“EEA”) and Switzerland to the United States, they are subject to legal challenges and uncertainty about compliance with European Union data protection laws remains. For example, in July 2020, the Court of Justice of the European Union invalidated the so-called Privacy Shield, which provided a framework for data transferred from the European Union to the United States. To the extent that we were to rely on the EU-U.S. Privacy Shield Framework, we will not be able to do so in the future, which could increase our costs and limit our ability to process personal data from the European Union. The same decision also cast doubt on the ability to use one of the primary alternatives to the Privacy Shield, namely, the European Commission’s Standard Contractual Clauses, to lawfully transfer personal data from Europe to the United States and most other countries. At present, there are few if any viable alternatives to the Privacy Shield and the Standard Contractual Clauses.

Potential pecuniary fines for noncompliant companies may be up to the greater of €20 million or 4% of annual global revenue. The GDPR has increased our responsibility and liability in relation to personal data that we process, and we may be required to put in place additional mechanisms to ensure compliance with the new European Union data protection rules. The GDPR also contains a private right of action allowing data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR.

Compliance with U.S. and international data protection laws and regulations could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. Failure to comply with these laws and regulations could result in government enforcement actions, which could include civil, criminal and administrative penalties, private litigation, and adverse publicity and could negatively affect our operating results and business. Moreover, clinical trial subjects, employees and other individuals about whom we or our potential collaborators obtain personal information, as well as the providers who share this information with us, may limit our ability to collect, use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

Our operations are subject to applicable fraud and abuse, transparency, government price reporting, privacy and security, and other healthcare laws. If we are unable to comply, or do not fully comply, with such laws, we could face substantial penalties.

Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of our products for which we obtain marketing approval. Our operations, including any arrangements with healthcare providers, physicians, third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws that may affect the business or financial arrangements and relationships through which we would market, sell and distribute our products. The healthcare laws that may affect our ability to operate include, but are not limited to:

•	The federal Anti-Kickback Statute, which prohibits any person or entity from, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of an item or service reimbursable, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. The term “remuneration” has been broadly interpreted to include anything of value. The federal Anti-Kickback Statute has also been interpreted to apply to arrangements between pharmaceutical manufacturers, on the one hand, and prescribers, purchasers, and formulary managers, on the other hand. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection.

•	Federal civil and criminal false claims laws, such as the FCA, which can be enforced by private citizens through civil qui tam actions, and the Civil Monetary Penalties Law prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, false, fictitious or fraudulent claims for payment of federal funds, and knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government. For example, pharmaceutical companies have been prosecuted under the FCA in connection with their alleged off-label promotion of drugs, purportedly concealing price concessions in the pricing information submitted to the government for government price reporting purposes, and allegedly providing free product to customers with the expectation that the customers would bill federal healthcare programs for the product. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims.

•	HIPAA, which, among other things, imposes criminal liability for executing or attempting to execute a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, or willfully obstructing a criminal investigation of a healthcare offense, and creates federal criminal laws that prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry in connection with the delivery of or payment for healthcare benefits, items or services.

•	HIPAA, as amended by HITECH, and its implementing regulations, which impose privacy, security and breach reporting obligations with respect to individually identifiable health information upon entities subject to the law, such as health plans, healthcare clearinghouses and certain healthcare providers, known as covered entities, and their respective business associates and covered subcontractors that perform services for them that involve individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions.

•	Federal and state consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers.

•	The federal transparency requirements under the Physician Payments Sunshine Act, created under the Health Care Reform Act, which requires, among other things, certain manufacturers of drugs, devices, biologics and medical supplies reimbursed under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to the CMS information related to payments and other transfers of value provided to physicians, as defined by such law, certain other healthcare professionals, and teaching hospitals and physician ownership and investment interests, including such ownership and investment interests held by a physician’s immediate family members.

•	State and foreign laws that are analogous to each of the above federal laws, such as anti-kickback and false claims laws, that may impose similar or more prohibitive restrictions, and may apply to items or services reimbursed by non-governmental third-party payors, including private insurers.

•	State and foreign laws that require pharmaceutical companies to implement compliance programs, comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or to track and report gifts, compensation and other remuneration provided to physicians and other healthcare providers; state laws that require the reporting of marketing expenditures or drug pricing, including information pertaining to and justifying price increases; state and local laws that require the registration of pharmaceutical sales representatives; state laws that prohibit various marketing-related activities, such as the provision of certain kinds of gifts or meals; state laws that require the posting of information relating to clinical trials and their outcomes; and other federal, state and foreign laws that govern the privacy and security of health information or personally identifiable information in certain circumstances, including state health information privacy and data breach notification laws which govern the collection, use, disclosure, and protection of health-related and other personal information, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, thus requiring additional compliance efforts.

We have entered into consulting and scientific advisory board arrangements with physicians and other healthcare providers, including some who could influence the use of our products. Because of the complex and far-reaching nature of these laws, regulatory agencies may view these transactions as prohibited arrangements that must be restructured, or discontinued, or for which we could be subject to other significant penalties. We could be adversely affected if regulatory agencies interpret our financial relationships with providers who may influence the ordering and use of our products to be in violation of applicable laws.

Ensuring that our business arrangements with third parties comply with applicable healthcare laws and regulations will be costly. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws. If our operations are found to be in violation of any of these laws or any other current or future healthcare laws that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, contractual damages, reputational harm, diminished profits and future earnings, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations, any of which could substantially disrupt our operations. Although effective compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, these risks cannot be entirely eliminated. Any action against us for an alleged or suspected violation could cause us to incur significant legal expenses and could divert our management’s attention from the operation of our business, even if our defense is successful. In addition, if any of the physicians or other healthcare providers or entities with whom we expect to do business is found not to be in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Our employees, agents, contractors or collaborators may engage in misconduct or other improper activities.

We cannot ensure that our compliance controls, policies and procedures will in every instance protect us from acts committed by our employees, agents, contractors or collaborators that would violate the laws or regulations of the jurisdictions in which we operate, including, without limitation, healthcare, employment, foreign corrupt practices, environmental, competition, and patient privacy and other privacy laws and regulations. Misconduct by these parties could include intentional failures to comply with FDA, EMA or other applicable regulations, provide accurate information to the FDA, the EMA and comparable regulatory authorities in other jurisdictions, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us.

Such misconduct also could involve the improper use of information obtained in the course of clinical trials or interactions with the FDA, the EMA or comparable regulatory authorities in other jurisdictions. As we commercialize our products in the United States, our potential exposure under these laws will increase significantly, and our costs associated with compliance with these laws are likely to increase. Such improper actions could subject us to civil or criminal investigations, and monetary and injunctive penalties, and could adversely impact our ability to conduct business, operating results and reputation.

In addition, we are subject to the Foreign Corrupt Practices Act (the “FCPA”) and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which we operate, including the UK Bribery Act. The FCPA generally prohibits offering, promising, giving, or authorizing others to give anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action, or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Our business is heavily regulated and therefore involves significant interaction with public officials, including officials of non-U.S. governments. Additionally, in many other countries, the healthcare providers who prescribe pharmaceuticals are employed by their government, and the purchasers of pharmaceuticals are government entities; therefore, our dealings with these prescribers and purchasers are subject to regulation under the FCPA. There is no certainty that all of our employees, agents, contractors, or collaborators, or those of our affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. We have provisions in our Code of Business Conduct and Ethics, an anti-corruption policy and certain controls and procedures in place that are designed to mitigate the risk of non-compliance with anti-corruption and anti-bribery laws. However, it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from government investigations or other actions stemming from a failure to comply with these laws or regulations. Violations of these laws and regulations could result in, among other things, significant administrative, civil and criminal fines and sanctions against us, our officers, or our employees, the closing of our facilities, exclusion from participation in federal healthcare programs including Medicare and Medicaid, implementation of compliance programs, integrity oversight and reporting obligations, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries and could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, and our business, prospects, operating results and financial condition.

We and our third-party contractors must comply with environmental, health and safety laws and regulations. A failure to comply with these laws and regulations could expose us to significant costs or liabilities.

We and our third-party contractors are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the use, generation, manufacture, distribution, storage, handling, treatment, remediation and disposal of hazardous materials and wastes. Hazardous chemicals, including flammable and biological materials, are involved in certain aspects of our business, and we cannot eliminate the risk of injury or contamination from the use, generation, manufacture, distribution, storage, handling, treatment or disposal of hazardous materials and wastes. In particular, our products, product candidates and research pipeline use PBDs, which are highly potent cytotoxins that require special handling by our and our contractors’ staff. In the event of contamination or injury, or failure to comply with environmental, health and safety laws and regulations, we could be held liable for any resulting damages, fines and penalties associated with such liability could exceed our assets and resources.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of biological or hazardous materials or wastes, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.

Environmental, health and safety laws and regulations are becoming increasingly more stringent. We may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research and development, manufacturing and commercialization efforts. Our failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Product liability lawsuits could cause us to incur substantial liabilities and to limit development and commercialization of our products.

We face an inherent risk of product liability as a result of the clinical testing of our product candidates in human clinical trials and as a result of the commercialization of approved products. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranties. In particular, we believe that our highly potent PBD-based ADCs may increase our potential exposure to product liability claims. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit the research and development and commercialization of our products and product candidates. Even a successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for our product candidates or products;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial sites and study participants;

•	significant costs to defend the related litigation;

•	a diversion of management’s time and our resources to pursue our business strategy;

•	substantial monetary awards to study participants or patients;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenue;

•	the inability to commercialize our products; and

•	a decline in the price of our common shares.

Failure to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop. We currently carry product liability insurance in an amount that we believe is appropriate for our business. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. In such instance, we may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. If we are unable to obtain or maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product liability claims, it could prevent or inhibit the development of our products and product candidates and the commercial production and sale of our products, which could adversely affect our business, financial condition, results of operations and prospects.

If we engage in acquisitions and/or commercial collaborations in the future, we will incur a variety of costs and we may never realize the anticipated benefits of such acquisitions.

We may acquire technologies and assets, form strategic alliances or create joint ventures with third parties that we believe will complement or augment our existing business. Such efforts may never result in a transaction, and any future growth through acquisition or in-licensing will depend upon the availability of suitable products, product candidates, research programs or companies for acquisition or in-licensing on acceptable prices, terms and conditions. Even if appropriate opportunities are available, we may not be able to acquire rights to them on acceptable terms, or at all. The competition to acquire or in-license rights to promising products, product candidates, research programs and companies is fierce, and many of our competitors are large, multinational pharmaceutical and biotechnology companies with considerably more financial, development and commercialization resources and personnel than we have. In order to compete successfully in the current business climate, we may have to pay higher prices for assets than may have been paid historically, which may make it more difficult for us to realize an adequate return on any acquisition.

Even if we are able to successfully identify and acquire or in-license new products, product candidates, research programs or companies, we may not be able to successfully manage the risks associated with integrating any products, product candidates, research programs or companies into our business or the risks arising from anticipated and unanticipated problems in connection with an acquisition or in-licensing. Further, while we seek to mitigate risks and liabilities of potential acquisitions through, among other things, due diligence, there may be risks and liabilities that such due diligence efforts fail to discover, that are not disclosed to us or that we inadequately assess. In any event, we may not be able to realize the anticipated benefits of any acquisition or in-licensing for a variety of reasons, including the possibility that a product candidate fails to advance to clinical development, proves not to be safe or effective in clinical trials, or fails to reach its forecasted commercial potential, or that the integration of a product, product candidate, research program or company gives rise to unforeseen difficulties and expenditures. Any failure in identifying and managing these risks and uncertainties would have a material adverse effect on our business, results of operations, financial condition and prospects.

In addition, acquisitions create other uncertainties and risks, particularly when the acquisition takes the form of a merger or other business consolidation. We may encounter unexpected difficulties, or incur unexpected costs, in connection with transition activities and integration efforts, which include:

•	high acquisition costs;

•	the need to incur substantial debt or engage in dilutive issuances of equity securities to pay for acquisitions;

•	the potential disruption of our historical business and our activities under our collaboration agreements;

•	the strain on, and need to expand, our existing operational, technical, financial and administrative infrastructure;

•	the difficulties in assimilating employees and corporate cultures;

•	the difficulties in hiring qualified personnel and establishing necessary development and/or commercialization capabilities;

•	the failure to retain key management and other personnel;

•	the challenges in controlling additional costs and expenses in connection with and as a result of the acquisition;

•	the need to write down assets or recognize impairment charges;

•	the diversion of our management’s attention to integration of operations and corporate and administrative infrastructures; and

•	any unanticipated liabilities for activities of or related to the acquired business or its operations, products or product candidates.

If we fail to integrate or otherwise manage an acquired business successfully and in a timely manner, resulting operating inefficiencies could increase our costs more than we planned, could negatively impact the market price of our common shares and could otherwise distract us from execution of our strategy.

Our internal computer systems, or those of our partners, third-party CROs or other contractors or consultants, may fail or suffer security incidents, which could result in a material disruption of our research and development and commercialization programs and significant monetary losses.

Despite the implementation of security measures, our internal computer systems and those of our current or future partners, third-party CROs and other contractors and consultants have been subject to attacks by, and may be vulnerable to damage from, various methods, including cybersecurity attacks, breaches, intentional or accidental mistakes or errors, or other technological failures which can include, among other things, computer viruses, malicious codes, employee theft or misuse, unauthorized copying of our website or its content, unauthorized access attempts including third parties gaining access to systems using stolen or inferred credentials, denial-of-service attacks, phishing attempts, service disruptions, natural disasters, fire, terrorism, war and telecommunication and electrical failures. As the cyber-threat landscape evolves, these attacks are growing in frequency, sophistication and intensity, and are becoming increasingly difficult to detect. Such attacks could include the use of keystroke loggers or other harmful and virulent malware, including ransomware or other denials of service, and can be deployed through malicious websites, the use of social engineering and other means. If a failure, accident or security breach were to occur and cause interruptions in our, our partners’ or our CROs’ operations, it could result in a misappropriation of confidential information, including our intellectual property or financial information, a material disruption of our programs and significant monetary losses. For example, the loss of clinical trial or CMC data for our products or product candidates could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. In addition, because of our approach to running multiple clinical trials in parallel, any breach of our computer systems may result in a loss of data or compromised data integrity across many of our programs in many stages of development. Any such breach, loss or compromise of clinical trial participant personal data may also subject us to civil fines and penalties, including under the GDPR and relevant member state law in the European Union or the CCPA, HIPAA and other relevant state and federal privacy laws in the United States. Moreover, because we maintain sensitive company data on our computer networks, including our intellectual property and proprietary business information, any such security breach may compromise information stored on our networks and may result in significant data losses or theft of our intellectual property or proprietary business information. We currently carry cybersecurity liability insurance in an amount that we believe is appropriate for our business. However, our current cybersecurity liability insurance, and any such insurance that we may obtain in the future, may not cover the damages we would sustain based on any breach of our computer security protocols or other cybersecurity attack. To the extent that any disruption or security breach results in a loss of or damage to our data or applications or other data or applications relating to our technology, products or product candidates, or inappropriate disclosure of confidential or proprietary information, our reputation could be harmed and we could incur significant liabilities and the development and commercialization of our products and product candidates could be disrupted.

Our business is subject to economic, political, regulatory and other risks associated with conducting business internationally.

Because we plan to market our products, if approved, outside of the United States, our business is subject to risks associated with conducting business internationally. In addition, we and a number of our suppliers are located outside the United States. Our future results could be harmed by a variety of factors, including:

•	economic weakness, including inflation, or political instability in particular non-U.S. economies and markets;

•	global trends involving pharmaceutical pricing;

•	differing regulatory requirements for drug approvals in non-U.S. countries;

•	differing reimbursement, pricing and insurance regimes;

•	potentially reduced protection for, and complexities and difficulties in obtaining, maintaining, protecting and enforcing, intellectual property rights;

•	difficulties in compliance with non-U.S. laws and regulations;

•	changes in non-U.S. regulations and customs, tariffs and trade barriers;

•	changes in non-U.S. currency exchange rates and currency controls;

•	changes in a specific country’s or region’s political or economic environment;

•	trade protection measures, economic sanctions and embargoes, import or export licensing requirements or other restrictive actions by U.S. or non-U.S. governments;

•	negative consequences from changes in tax laws;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	difficulties associated with staffing and managing international operations, including differing labor relations;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad;

•	business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires; and

•	the impact of public health epidemics on employees and the global economy, such as the COVID-19 pandemic.

In addition, the formal change in the relationship between the United Kingdom and the European Union, referred to as “Brexit,” may pose certain implications to our research, commercial and general business operations, including the approval and supply of our products and product candidates. On December 24, 2020, the United Kingdom and European Union agreed on a new Trade and Cooperation Agreement, and on December 31, 2020, the United Kingdom formally left the transition period. The Trade and Cooperation Agreement is comprehensive, but does not cover all areas of regulation pertinent to the pharmaceutical industry, so certain complexities remain. This finalization of the long-term relationship between the United Kingdom and the European Union will dictate how the European Union will be impacted and may result in an impact on our business operations in Europe. It may be time-consuming and expensive for us to alter our internal operations in order to comply with new regulations as a result of Brexit. Altered regulations could also add time and expense to the process by which our products and product candidates receive regulatory approval in the United Kingdom and the European Union.

Our business could be adversely affected by the effects of health epidemics, including the COVID-19 pandemic, in regions where we or third parties on which we rely have significant manufacturing facilities, concentrations of clinical trial sites or other business operations.

Our business could be adversely affected by health epidemics. For example, on March 11, 2020, the World Health Organization declared the outbreak of COVID-19 caused by a novel strain of coronavirus as a pandemic. Since then, COVID-19 has continued to spread, impacting the economies of countries around the world. Our operations, similar to those of other life sciences companies, have been impacted by the COVID-19 pandemic. The outbreak has resulted in governments implementing numerous measures to contain the COVID-19 pandemic, which are subject to change, and the respective government authorities may tighten the restrictions at any time.

The outbreak has caused us to modify our business practices including restricting employee travel, developing social distancing plans for our employees and cancelling physical participation in meetings, events and conferences, and we may take further actions as may be required by government authorities or as we determine are in the best interests of our employees and business partners. Such modifications may negatively impact productivity, divert resources away from product development, disrupt our business operations and delay and disrupt our clinical trials and preclinical programs.

In addition, the outbreak and the resulting government actions may adversely impact our planned and ongoing clinical trials. Clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff, and patient enrollment may be delayed due to prioritization of hospital resources toward the COVID-19 pandemic. Some patients may not be willing and able to comply with clinical trial protocols due to the COVID-19 pandemic, particularly if quarantines impede patient movement or interrupt healthcare services. Similarly, our ability to recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19 may be impeded, which would adversely impact our clinical trial operations. The diversion of healthcare resources away from the conduct of clinical trials to focus on pandemic concerns, including the attention of physicians serving as our clinical trial investigators and hospitals serving as our clinical trial sites, diversion of hospitals and medical centers or sites serving as our clinical trial sites and hospital or other staff supporting the conduct of our clinical trials may significantly disrupt our research and development activities. As a result, the expected timeline for data readouts of our clinical trials and certain regulatory submissions may be negatively impacted, which could adversely affect or delay our ability to obtain regulatory approvals for our product candidates and maintain regulatory approval for our products, increase our operating expenses and have a material adverse effect on our financial condition. Furthermore, we could face the interruption of key clinical activities such as trial site data monitoring, which may impact the integrity of clinical data. In addition, the COVID-19 pandemic may result in restricted access to physicians and prescribers, which could impair our commercialization activities. As a result of disruptions caused by the COVID-19 pandemic, we may require additional capital to continue our research and development and commercialization activities, which we may be unable to secure on favorable terms, if at all.

The response to the COVID-19 pandemic may redirect resources with respect to regulatory matters and intellectual property matters in a way that would adversely impact our ability to progress regulatory approvals and protect our intellectual property. In addition, we may face impediments to regulatory meetings and approvals due to measures intended to limit in-person interactions. For example, certain regulatory authorities have postponed inspections of manufacturing facilities and products and are conducting only teleconference meetings. If global health concerns continue to prevent regulatory authorities from conducting their regular inspections, reviews or other regulatory activities, it could significantly impact the ability of regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

The outbreak and the resulting government actions may also adversely impact the operations of our CROs, CMOs, suppliers and other business partners due to staffing shortages, production slowdowns or stoppages and disruptions in delivery systems. Furthermore, we may experience longer lead times in procuring raw materials or components necessary to perform research and development of and to manufacture our products and product candidates, and our CMOs may be unable to manufacture products and product candidates in sufficient quantities that meet our standards. Certain of our CMOs are located in jurisdictions where the COVID-19 pandemic has worsened in recent months, including India, and may be unable to continue the timely production and transportation of certain components of our product candidates.

The ultimate impact of the COVID-19 pandemic is highly uncertain and subject to change. As the COVID-19 pandemic continues to evolve, we believe that the extent of its impact to our operations, operating results, cash flows, liquidity and financial condition will be primarily driven by the severity and duration of the pandemic, the pandemic’s impact on the U.S. and global economies and the timing, scope and effectiveness of national and local governmental responses to the pandemic, especially in areas where the conditions have recently worsened. Those primary drivers are beyond our knowledge and control, and as a result, at this time, the COVID-19 pandemic’s ultimate impact on our results of operations, cash flows and financial position cannot be reasonably predicted. All anticipated milestones set forth in our Annual Report and other filings with the SEC are subject to further future adjustment based on the impact of the COVID-19 pandemic. The COVID-19 pandemic could heighten many of our known risks described in this “Risk Factors” section.

We or the third parties upon whom we depend may be adversely affected by natural disasters, medical epidemics and other natural or man-made accidents or incidents, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Any unplanned event, such as a flood, fire, explosion, earthquake, extreme weather condition, medical epidemic, power shortage, telecommunication failure or other natural or man-made accidents or incidents that result in us being unable to fully use our facilities, or the manufacturing facilities of our third-party contract manufacturers, may have a material and adverse effect on our ability to operate our business, particularly on a daily basis, and have significant negative consequences on our financial and operating conditions. Loss of access to these facilities may result in increased costs, reduced revenues, delays in the development of our products and product candidates or the interruption of our business operations for a substantial period of time.

The disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. As part of our risk management policy, we maintain insurance coverage at levels that we believe are appropriate for our business. However, in the event of an accident or incident at these facilities, there can be no assurance that the amounts of insurance will be sufficient to satisfy any damages and losses. If our facilities, or the manufacturing facilities of our third-party contract manufacturers, are unable to operate because of an accident or incident or for any other reason, even for a short period of time, any or all of our research and development programs and commercialization efforts may be harmed.

If we fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and the price of our common shares.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, a company’s principal executive and principal financial officers, or persons performing similar functions, and effected by a company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

In June 2019, we identified an error related to the calculation of the expense charge for our historical share purchase plans, which, in accordance with IFRS 2, were required to be accounted for as if they were share option plans. There was a material understatement of the share-based compensation expense and the related disclosures were incomplete. This resulted in a restatement of the financial statements for the year ended December 31, 2018.

During the first and second quarters of 2020, we identified errors related to the work performed by the independent valuation firm assisting us in calculating the fair value of the share-based compensation award grants per participant and our use thereof. Specifically, we identified deficiencies in (i) our procedures for giving instructions to the independent valuation firm, (ii) our review of the work product delivered by such firm and (iii) our use of the information delivered by such firm. This resulted in adjustments to both our consolidated financial statements for the year ended December 31, 2019 and unaudited condensed consolidated interim financial statements for the three- and six-month periods ended June 30, 2020. These errors were evidence that we had material weaknesses in our internal financial controls related to the accounting for share-based compensation.

As of December 31, 2020, we believe that the material weaknesses related to accounting for share-based compensation expense have been remediated. To remediate these material weaknesses, we completed the documentation and implementation of the following actions in relation to these controls:

•	hired experienced persons with substantive backgrounds in accounting and reporting for a public company;

•	enhanced the level of review for the reconciliation of outstanding share-based equity awards as of period end, including the activity (e.g., grants and forfeitures) as well as the number of shares available for future issuance;

•	enhanced the review and approval process for the underlying data provided to and utilized by the independent valuation firm assisting in determining the estimated fair value of share-based equity awards and compensation expense as well as management’s use of the output provided by the independent valuation firm including the assumptions developed, grant-date fair value of equity awards, and the report issued in our accounting of share-based compensation expense;

•	enhanced the level of review to ensure compliance with disclosure obligations with respect to the 2019 Equity Incentive Plan; and

•	implemented a third-party equity award administration platform that includes financial accounting and reporting capabilities, including independent calculation of share-based compensation expense.

We believe that we have effectively designed and tested the operating effectiveness of the review and approval process for the underlying data provided to us and utilized in determining the estimated fair value of our share-based equity awards and compensation expense, including our review of our share-based equity award disclosures. Accordingly, we have concluded that the material weaknesses have been remediated because each component with regard to which management identified a material weakness has been operating effectively for a sufficient period of time. However, there can be no assurance that we will not identify material weaknesses in the future.

In addition, neither our management nor an independent registered public accounting firm has performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act. Had we or our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, material weaknesses may have been identified.

Risks Related to Our Common Shares

The market price of our common shares may be volatile and may fluctuate due to factors beyond our control.

The market price of shares of our common shares could be subject to wide fluctuations in response to many risk factors listed in this “Risk Factors” section, and others beyond our control, including:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	results and timing of preclinical studies and clinical trials of our products and product candidates;

•	results of clinical trials of our competitors’ products and product candidates;

•	public concern relating to the commercial value or safety of our products and product candidates;

•	our ability to manufacture a sufficient supply of our products and product candidates to required specifications;

•	our inability to adequately protect our proprietary rights, including patents, trademarks and trade secrets;

•	our inability to raise additional capital and the terms on which we raise it;

•	commencement or termination of any strategic collaboration or licensing arrangement;

•	regulatory developments, including actions with respect to our products or our competitors’ products;

•	publication of research reports by securities analysts about us or our competitors or our industry;

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•	additions and departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	the passage of legislation or other regulatory developments affecting us or our industry, including changes in the structure of healthcare payment systems;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	sales of our common shares by us, our insiders or our other shareholders;

•	any default under the Facility Agreement or the timing of any conversion of the convertible notes issued thereunder into common shares;

•	changes in market conditions for biopharmaceutical stocks; and

•	changes in general market and economic conditions.

In addition, the stock market has historically experienced significant volatility, particularly with respect to pharmaceutical, biotechnology and other life sciences company stocks. The volatility of pharmaceutical, biotechnology and other life sciences company stocks often does not relate to the operating performance of the companies represented by the stock. As we operate in a single industry, we are especially vulnerable to these factors to the extent that they affect our industry or our products and product candidates, or to a lesser extent, our markets. In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This risk is especially relevant for biotechnology companies, which have experienced significant stock price volatility in recent years. Securities litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

Our directors and executive officers and their affiliates are able to exercise significant influence over us, and their interests may conflict with the interests of other shareholders.

As of May 1, 2021, our directors and executive officers and their affiliates own approximately 35% of our common shares. As a result, our directors and executive officers and their affiliates, if acting together, would be able to influence or control matters requiring approval by our shareholders, including the election of directors and the approval of certain types of capital increases, statutory mergers or other extraordinary transactions.

In addition, our articles of association contain a provision stating that if an individual or legal entity acquires common shares and, as a result, directly or indirectly, has voting rights with respect to more than 15% of the registered share capital recorded in the commercial register, the registered shares exceeding the limit of 15% shall be entered in the share register as shares without voting rights. However, shareholders who held more than 15% prior to our initial public offering remain registered with voting rights for such shares. This may, in certain instances, allow our principal shareholders to exercise more influence over us than our other shareholders despite holding the same amount of common shares.

To the extent that the interests of our principal shareholders may differ from the interests of our other shareholders, the latter may be disadvantaged by any action that our principal shareholders may seek to pursue. In addition, the concentration of ownership may have the effect of delaying, preventing or deterring a change of control of us, could deprive our shareholders of an opportunity to receive a premium for their common shares as part of a sale of our company and might ultimately affect the market price of our common shares.

Future sales, or the possibility of future sales, of a substantial number of our common shares could adversely affect the price of our common shares.

Future sales of a substantial number of our common shares, or the perception that such sales will occur, could cause a decline in the market price of our common shares. As of May 1, 2021, we had 76,726,737 common shares outstanding.

In connection with our initial public offering, entities affiliated with Auven Therapeutics GP Ltd. have agreed that they will not transfer, distribute or dispose of any common shares or securities convertible into common shares (other than those common shares or securities convertible into common shares for which such entity holds as nominee on behalf of equity incentive plan participants) to their partners, members, stockholders, beneficiaries or other equity holders and that they will not sell any common shares or securities convertible into common shares (other than those common shares or securities convertible into common shares for which such entity holds as nominee on behalf of equity incentive plan participants) prior to June 30, 2022 without the prior written consent of Morgan Stanley & Co. LLC and BofA Securities, Inc. Morgan Stanley & Co. LLC and BofA Securities, Inc. may waive the requirements of these lock-up agreements at any time in their sole discretion. After the end of such lock-up agreements or if such lock-up agreements are waived, if these shareholders sell substantial amounts of common shares in the public market or if the market perceives that such sales may occur, the market price of our common shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

Certain of our shareholders have granted a security interest in at least some of our shares beneficially owned by them to secure certain of their debt instruments, each of which may include default provisions. In the event of a default under any such debt instruments, the secured parties may foreclose upon any and all shares pledged to them, the occurrence of which may result in the sale of substantial amounts of our common shares in the public market, which could adversely affect the market price of our common shares.

If our outstanding senior secured convertible notes convert into common shares, then a substantial amount of our common shares may enter the public market, which could adversely affect the market price of our common shares. Such common shares issued or issuable upon the conversion of our outstanding senior secured convertible notes will be registered under the Securities Act pursuant to the Registration Rights Agreement, in which we granted Deerfield Partners, L.P. and Deerfield Private Design Fund IV, L.P. certain registration rights.

In addition, we have registered under the Securities Act all common shares that we may issue under the ADC Therapeutics SA 2019 Equity Incentive Plan. These common shares can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates. If a large number of our common shares or securities convertible into our common shares are sold in the public market after they become eligible for sale, the sales could reduce the trading price of our common shares and impede our ability to raise future capital.

Under Swiss law, shareholders may receive certain pre-emptive rights to subscribe on a pro rata basis for issuances of equity or other securities that are convertible into equity. However, due to the laws and regulations in certain jurisdictions, shareholders in certain jurisdictions may not be able to exercise such rights, unless the company registers or otherwise qualifies the rights offering, including by complying with annual report requirements under the laws of that jurisdiction. There can be no assurance that we will take any action to register or otherwise qualify an offering of subscription rights or shares under the laws of any jurisdiction where the offering of such rights is restricted, other than the United States. If shareholders in such jurisdictions are unable to exercise their subscription rights, their ownership interest will be diluted.

Conversion of the senior secured convertible notes issued under the Facility Agreement will dilute existing shareholders’ ownership interest.

As of the date of this Report on Form 6-K, we had USD 115.0 million of convertible loans outstanding under the Facility Agreement. Each convertible loan extended under the Facility Agreement is evidenced by a convertible note. The holders of the first tranche of USD 65.0 million aggregate principal amount of convertible notes are entitled to convert the principal amount of convertible loans evidenced thereby, at their option, into our common shares at any time at a conversion price of USD 24.70 per share (subject to adjustment upon the occurrence of subdivisions or combinations of our common shares or similar events). The holders of the second tranche of USD 50.0 million aggregate principal amount of convertible notes are entitled to convert the principal amount of convertible loans evidenced thereby, at their options, into our common shares at any time at a conversion price equal to USD 28.07 per share (subject to adjustment upon the occurrence of subdivisions or combinations of our common shares or similar events). If our outstanding senior secured convertible notes convert into common shares, our existing shareholders’ ownership interest will be diluted.

We have never paid dividends and do not expect to pay any dividends in the foreseeable future.

We have not paid any cash dividends since our incorporation. Even if future operations lead to significant levels of distributable profits, we currently intend to reinvest any earnings in our business and do not anticipate declaring or paying any cash dividends until we have an established revenue stream to support continuing dividends. In addition, any proposal for the payment of future dividends will be at the discretion of our board of directors after taking into account various factors including our business prospects, liquidity requirements, financial performance and new product development. Furthermore, payment of future dividends is subject to certain limitations pursuant to our current and future debt instruments, Swiss law and our articles of association. In addition, the Facility Agreement limits our ability to pay dividends. See “Risks Related to Our Financial Position and Capital Requirements—The Facility Agreement, our indebtedness and the associated restrictive covenants thereunder could adversely affect our financial condition and will restrict our ability to raise capital.” Accordingly, investors cannot rely on dividend income from our common shares, and any returns on an investment in our common shares will likely depend entirely upon any future appreciation in the price of our common shares.

If securities or industry analysts do not continue to publish research, or publish inaccurate or unfavorable research, about our business, the price of our common shares and our trading volume could decline.

The trading market for our common shares depends, in part, on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our common shares or publish inaccurate or unfavorable research about our business, the price of our common shares would likely decline. In addition, if our operating results fail to meet the forecast of analysts, the price of our common shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our common shares could decrease, which might cause the price of our common shares and trading volume to decline.

The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions.

We are a Swiss corporation. Our corporate affairs are governed by our articles of association and by the laws governing companies, including listed companies, incorporated in Switzerland. The rights of our shareholders and the responsibilities of members of our board of directors may be different from the rights and obligations of shareholders and directors of companies governed by the laws of U.S. jurisdictions.

In the performance of its duties, our board of directors is required by Swiss law to consider the interests of our company, our shareholders, our employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, shareholders’ interests. Swiss law limits the ability of our shareholders to challenge resolutions made or other actions taken by our board of directors in court. Our shareholders generally are not permitted to file a suit to reverse a decision or an action taken by our board of directors, but are instead only permitted to seek damages for breaches of fiduciary duty. As a matter of Swiss law, shareholder claims against a member of our board of directors for breach of fiduciary duty would have to be brought to the competent courts in Epalinges, Canton of Vaud, Switzerland, or where the relevant member of our board of directors is domiciled. In addition, under Swiss law, any claims by our shareholders against us must be brought exclusively to the competent courts in Epalinges, Canton of Vaud, Switzerland. For a further summary of applicable Swiss company law, see “Item 10. Additional Information —B. Memorandum and Articles of Association” in our Annual Report. However, there can be no assurance that Swiss law will not change in the future, which could adversely affect the rights of our shareholders, or that Swiss law will protect our shareholders in a similar fashion as under U.S. corporate law principles.

Our shareholders enjoy certain rights that may limit our flexibility to raise capital, issue dividends and otherwise manage ongoing capital needs.

Swiss law reserves for approval by shareholders certain corporate actions over which a board of directors would have authority in some other jurisdictions. For example, the payment of dividends and cancellation of treasury shares must be approved by shareholders. Swiss law also requires that our shareholders themselves resolve to, or authorize our board of directors to, increase our share capital. While our shareholders may authorize share capital that can be issued by our board of directors without additional shareholder approval, Swiss law limits this authorization to 50% of the issued share capital at the time of the authorization. The authorization, furthermore, has a limited duration of up to two years and must be renewed by the shareholders from time to time thereafter in order to be available for raising capital. Additionally, subject to specified exceptions, including exceptions explicitly described in our articles of association, Swiss law grants pre-emptive subscription rights to existing shareholders to subscribe for new issuances of shares. Swiss law also does not provide as much flexibility in the various rights and regulations that can attach to different categories of shares as do the laws of some other jurisdictions. These Swiss law requirements relating to our capital management may limit our flexibility, and situations may arise where greater flexibility would have provided benefits to our shareholders. See “Item 10. Additional Information—B. Memorandum and Articles of Association” in our Annual Report.

Our shares are not listed in Switzerland, our home jurisdiction. As a result, our shareholders do not benefit from certain provisions of Swiss law that are designed to protect shareholders in a public takeover offer or a change-of-control transaction.

Because our common shares are listed exclusively on the New York Stock Exchange (“NYSE”) and not in Switzerland, our shareholders do not benefit from the protection afforded by certain provisions of Swiss law that are designed to protect shareholders in the event of a public takeover offer or a change-of-control transaction. For example, Article 120 of the Swiss Financial Market Infrastructure Act and its implementing provisions require investors to disclose their interest in our company if they reach, exceed or fall below certain ownership thresholds. Similarly, the Swiss takeover regime imposes a duty on any person or group of persons who acquires more than one-third of a company’s voting rights to make a mandatory offer for all of the company’s outstanding listed equity securities. In addition, the Swiss takeover regime imposes certain restrictions and obligations on bidders in a voluntary public takeover offer that are designed to protect shareholders. However, these protections are applicable only to issuers that list their equity securities in Switzerland and, because our common shares are listed exclusively on the NYSE, are not be applicable to us. Furthermore, since Swiss law restricts our ability to implement rights plans or U.S.-style “poison pills,” our ability to resist an unsolicited takeover attempt or to protect minority shareholders in the event of a change of control transaction may be limited. Therefore, our shareholders may not be protected in the same degree in a public takeover offer or a change-of-control transaction as are shareholders in a Swiss company listed in Switzerland.

U.S. shareholders may not be able to obtain judgments or enforce civil liabilities against us or our executive officers or members of our board of directors.

We are organized under the laws of Switzerland and our registered office and domicile is located in Epalinges, Canton of Vaud, Switzerland. Moreover, a number of our directors and executive officers are not residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or upon such persons or to enforce against them judgments obtained in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our Swiss counsel that there is doubt as to the enforceability in Switzerland of original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent solely predicated upon the federal and state securities laws of the United States. Original actions against persons in Switzerland based solely upon the U.S. federal or state securities laws are governed, among other things, by the principles set forth in the Swiss Federal Act on Private International Law (the “PILA”). This statute provides that the application of provisions of non-Swiss law by the courts in Switzerland shall be precluded if the result is incompatible with Swiss public policy. Also, certain mandatory provisions of Swiss law may be applicable regardless of any other law that would otherwise apply.

Switzerland and the United States do not have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. The recognition and enforcement of a judgment of the courts of the United States in Switzerland is governed by the principles set forth in the PILA. This statute provides in principle that a judgment rendered by a non-Swiss court may be enforced in Switzerland only if:

•	the non-Swiss court had jurisdiction pursuant to the PILA;

•	the judgment of such non-Swiss court has become final and non-appealable;

•	the judgment does not contravene Swiss public policy;

•	the court procedures and the service of documents leading to the judgment were in accordance with the due process of law; and

•	no proceeding involving the same parties and the same subject matter was first brought in Switzerland, or adjudicated in Switzerland, or was earlier adjudicated in a third state, and this decision is recognizable in Switzerland.

Anti-takeover provisions in our articles of association could make an acquisition of us, which may be beneficial to our shareholders, more difficult.

Our articles of association contain provisions that may have the effect of discouraging, delaying or preventing a change in control of us that shareholders may consider favorable, including transactions in which our shareholders may receive a premium for their shares. Our articles of association include provisions that:

•	in certain cases, allow our board of directors to place up to 24,500,000 common shares and rights to acquire an additional 32,000,000 common shares with affiliates or third parties, without existing shareholders having statutory pre-emptive rights in relation to this share placement;

•	allow our board of directors not to record any acquirer of common shares, or several acquirers acting in concert, in our share register as a shareholder with voting rights with respect to more than 15% of our share capital as set forth in the commercial register;

•	limit the size of our board of directors to 11 members; and

•	require two-thirds of the votes represented at a shareholder meeting for amending or repealing the above-mentioned voting and recording restrictions, for amending the provision setting a maximum board size or providing for indemnification of our directors and members of our executive committee and for removing the chairman or any member of the board of directors before the end of his or her term of office.

These and other provisions, alone or together, could delay or prevent takeovers and changes in control. See “Item 10. Additional Information—B. Memorandum and Articles of Association” in our Annual Report. These provisions could also limit the price that investors might be willing to pay in the future for our common shares, thereby depressing the market price of our common shares.

We are a foreign private issuer, and, as a result, we are not subject to certain rules and obligations that are applicable to a U.S. domestic public company and are not subject to certain NYSE corporate governance listing standards that are applicable to a NYSE-listed U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities, and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each financial year, while U.S. domestic issuers are required to file their annual report on Form 10-K in less time. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information.

Furthermore, because we are a foreign private issuer, we have elected to comply with our home country governance requirements and certain exemptions thereunder, rather than complying with certain of the NYSE corporate governance listing standards that are applicable to U.S. companies listed on the NYSE. For example, we are exempt from NYSE listing standards that require a listed U.S. company to have (i) a majority of the board of directors consist of independent directors, (ii) regularly scheduled executive sessions with only independent directors, (iii) a compensation committee and a nomination and corporate governance committee consist entirely of independent directors and (iv) an internal audit function. Our audit committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act and Rule 10A-3 of the Exchange Act, both of which are also applicable to NYSE-listed U.S. companies. Because we are a foreign private issuer, however, our audit committee is not subject to additional NYSE listing standards applicable to NYSE-listed U.S. companies, including an affirmative determination that all members of the audit committee are “independent.” Furthermore, NYSE listing standards generally require NYSE-listed U.S. companies to, among other things, seek shareholder approval for the implementation of certain equity compensation plans and issuances of securities, which we are not required to follow as a foreign private issuer. Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are not foreign private issuers. For an overview of our corporate governance principles, see “Item 10. Additional Information—B. Memorandum and Articles of Association” and “Item 16G. Corporate Governance” in our Annual Report.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

We qualify as a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of June 30, 2021, which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers, as of January 1, 2022. In order to maintain our current status as a foreign private issuer, either (a) a majority of our common shares must be either directly or indirectly owned of record by nonresidents of the United States or (b)(i) a majority of our executive officers or directors may not be United States citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would be more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

We are an emerging growth company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies make our common shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in our Annual Report and our periodic reports and proxy statements and (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation.

We could be an emerging growth company for up to five years from our initial public offering, although circumstances could cause us to lose that status earlier, including if the market value of our common shares held by non-affiliates exceeds USD 700 million as of any June 30 (the end of our second fiscal quarter) before that time or if we have total annual gross revenues of USD 1.07 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31 (our fiscal year end) or, if we issue more than USD 1.0 billion in non-convertible debt during any three-year period before that time, we would cease to be an emerging growth company immediately. Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and the price of our common shares may be more volatile. When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort towards ensuring compliance with them, and we cannot predict or estimate the amount or timing of such additional costs.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADC Therapeutics SA

By:	/s/ Michael Forer
Name:	Michael Forer
Title:	Executive Vice President & General Counsel

Date: June 1, 2021

EXHIBIT INDEX

Exhibit No.	Description
99.1	Form of Senior Secured Convertible Note